Billabong International Limited

ABN 17 084 923 946



09045746

16 March 2009

SEC Mail Processing Section

MAR 25 2009

Washington, DC
101

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam

BILLABONG INTERNATIONAL LIMITED – INFORMATION FURNISHED PURSUANT TO EXCHANGE ACT RULE 12G3-2(B)(1)(I) – FILE NO. 82-34921

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

MARIA MANNING
Company Secretary

1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Change in substantial holding from PPT (Perpetual Limited)	06/02/2009	ASX
Change in substantial holding (Capital Group of Companies Inc)	13/02/2009	ASX
Dividend Update	20/02/2009	ASX
Media Release Half-year results	20/02/2009	ASX
CEO & CFO Half-year to 31 December Presentation	20/02/2009	ASX
Appendix 4D Half-year to 31 December 2008	20/02/2009	ASX
Change in substantial holding from PPT (Perpetual Limited)	23/02/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Derek O'Neill)	26/02/2009	ASX

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme **BILLABONG INTERNATIONAL LIMITED**

ACN/ARSN **084 923 946**

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _05_ /_02_ /_2009__

The previous notice was given to the company on _17_ /_12_ /_2008___

The previous notice was dated _16_ /_12_ /_2008___

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	21,720,062	10.35%	19,558,433	9.32%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **ASST. COMPANY SECRETARY**

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001
ALL 'PIAEA' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Equity Analyst Fund Account Code: PIAEAP GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australian Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services Australia Pty Limited Account Code: PICEF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIEATF	UBS Nominee Pty Ltd ACF: Perpetual Equity Alpha Fund Account code: PIEATF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd *<Prime Broking A/C>* Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIRAF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Resource Fund Account code: PIRAF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code: PIWGAF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd *<Prime Broking A/C>* Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Dexia Investor Services Australia Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited *<PIPOOLED A/C>* GPO Box 5430 Sydney NSW 2001
PIWQMN	UBS Nominee Pty Ltd ACF: Perpetual QI Market Neutral Fund Account code: PIWQMN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd *<Prime Broking A/C>* Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000

PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual QI Long Short Fund Account code: PIWQLS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMISF1 A/C> GPO Box 5430 Sydney NSW 2001
PMISF2	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISF2 A/C> GPO Box 5430 Sydney NSW 2001
PMISFJ	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISFJ A/C> GPO Box 5430 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PMWSCM	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code: PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCM A/C> GPO Box 5430 Sydney NSW 2001
PMWSCS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (S) Account Code: PIWSCS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCS A/C> GPO Box 5430 Sydney NSW 2001
PMWSRF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSRF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code: PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account Account Code: PIAMC RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund Account Code: PIARF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4 Account Code:PICISF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF: NSW Treasury Corporation Account Code: PINSWT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209 Royal Exchange Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury Account Code: PIACT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services Australia Pty Limited ACF: Catholic Superannuation Fund Account Code: PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CDPMUT/8536-28 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF: EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXME6 P.O. Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/0353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services Australia Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	Permanent Trustees Australia Ltd ACF: PI United Sector Leaders Property Fund Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF: Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services Australia Pty Limited ACF: SAS Trustee Corporation Account Code: PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5287-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001

PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code: PTPCO RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QITE2	RBC Dexia Investor Services Australia Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

PRESENT RELEVANT INTERESTS

Summary (Perpetual Ltd)

File

BBG (BILLABONG INTERNAT) | Portfolios

Portfolio	Fund	Holdings
✔ ICSC	PM	486,438
✔ NSWTC	PM	477,661
✔ PCEF	PM	2,279,026
✔ TEL	PM	851,157
✔ T2	PCD	62,437
✔ PMCBUS	PM	1,637,329
✔ PMHOST	PM	660,442
✔ PMSTA	PM	2,514,895
✔ PMCGSF	PM	58,184
✔ CBAISF	PM	850,841
✔ PIWSPF	PM	8,372
✔ PIACT	PM	431,569
✔ PIHEST	PM	1,455,220
✔ PIEFM6	PM	543,503
✔ PISTCF	PM	41,000
✔ PCAEPR	PC	513,284
✔ PMISF	PM	4,795,209
✔ PMWSC	PM	341,499
✔ PIGSFP	PM	246,486
✔ PIAUST	PM	109,837
✔ PIICAP	PM	26,208
✔ PISINP	PM	680,166
✔ PIWGAP	PM	46,456
✔ PIWSR1	PM	286,695
✔ PIWSR2	PM	149,720
✔ PISMA1	PM	4,799

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security		Volume		Value		Price	AsAtDate
PIEFM6	BBG	-	634	-	4,581	$	7.23	03/02/2009
PIEFM6	BBG	-	1,215	-	8,746	$	7.20	03/02/2009
PMISF	BBG	-	66,364	-	481,331	$	7.25	02/02/2009
PMISF	BBG	-	20,302	-	146,682	$	7.23	03/02/2009
PMISF	BBG	-	38,880	-	279,885	$	7.20	03/02/2009
PISINP	BBG	-	3,636	-	26,372	$	7.25	02/02/2009
PISINP	BBG	-	5,365	-	38,621	$	7.20	03/02/2009
PISINP	BBG	-	2,801	-	20,237	$	7.23	03/02/2009
CBAISF	BBG	-	3,035	-	21,848	$	7.20	03/02/2009
CBAISF	BBG	-	1,585	-	11,452	$	7.23	03/02/2009
PMCBUS	BBG		19,342		138,767	$	7.17	17/12/2008
PMCBUS	BBG		3,458		25,479	$	7.37	18/12/2008
PMCBUS	BBG		29,057		226,592	$	7.80	14/01/2009
PMCBUS	BBG	-	10,837	-	87,782	$	8.10	19/01/2009
PMCBUS	BBG	-	921	-	7,240	$	7.86	19/01/2009
PMCBUS	BBG	-	6,104	-	46,320	$	7.59	22/01/2009
PMCBUS	BBG	-	13,513	-	102,047	$	7.55	23/01/2009
PMCBUS	BBG	-	14,326	-	108,584	$	7.58	23/01/2009
PMCBUS	BBG	-	1,453	-	10,976	$	7.55	27/01/2009
PMCBUS	BBG	-	42,736	-	319,909	$	7.49	28/01/2009
PMCBUS	BBG	-	24,341	-	182,511	$	7.50	29/01/2009
PMCBUS	BBG	-	4,057	-	30,671	$	7.56	29/01/2009
PMCBUS	BBG	-	4,057	-	30,570	$	7.54	29/01/2009
PMCBUS	BBG	-	21,392	-	158,598	$	7.41	30/01/2009
PMCBUS	BBG	-	17,606	-	127,695	$	7.25	02/02/2009
PMCBUS	BBG	-	18,434	-	132,703	$	7.20	03/02/2009
PMCBUS	BBG	-	9,626	-	69,549	$	7.23	03/02/2009
PCAEPR	BBG		5,466		39,215	$	7.17	17/12/2008
PCAEPR	BBG		942		6,941	$	7.37	18/12/2008
PCAEPR	BBG		8,115		63,282	$	7.80	14/01/2009
PCAEPR	BBG	-	2,945	-	23,855	$	8.10	19/01/2009
PCAEPR	BBG	-	250	-	1,965	$	7.86	19/01/2009
PCAEPR	BBG	-	5,042	-	38,261	$	7.59	22/01/2009
PCAEPR	BBG	-	3,771	-	28,478	$	7.55	23/01/2009
PCAEPR	BBG	-	3,998	-	30,303	$	7.58	23/01/2009
PCAEPR	BBG	-	4,798	-	36,245	$	7.55	27/01/2009
PCAEPR	BBG	-	9,747	-	72,963	$	7.49	28/01/2009
PCAEPR	BBG	-	971	-	7,341	$	7.56	29/01/2009
PCAEPR	BBG	-	5,829	-	43,706	$	7.50	29/01/2009
PCAEPR	BBG	-	971	-	7,316	$	7.54	29/01/2009
PCAEPR	BBG	-	3,613	-	26,786	$	7.41	30/01/2009
PCAEPR	BBG	-	4,610	-	33,436	$	7.25	02/02/2009
PCAEPR	BBG	-	2,940	-	21,242	$	7.23	03/02/2009
PCAEPR	BBG	-	5,629	-	40,522	$	7.20	03/02/2009
NSWTC	BBG		3,088		22,155	$	7.17	17/12/2008
NSWTC	BBG		3,748		27,615	$	7.37	18/12/2008
NSWTC	BBG		16,927		132,002	$	7.80	14/01/2009
NSWTC	BBG	-	6,597	-	53,438	$	8.10	19/01/2009
NSWTC	BBG	-	561	-	4,410	$	7.86	19/01/2009
NSWTC	BBG	-	6,184	-	46,927	$	7.59	22/01/2009

NSWTC	BBG	-	4,510	-	34,060	$	7.55	23/01/2009
NSWTC	BBG	-	4,781	-	36,236	$	7.58	23/01/2009
NSWTC	BBG	-	939	-	7,093	$	7.55	27/01/2009
NSWTC	BBG	-	10,308	-	77,165	$	7.49	28/01/2009
NSWTC	BBG	-	6,707	-	49,725	$	7.41	30/01/2009
NSWTC	BBG	-	6,011	-	43,598	$	7.25	02/02/2009
NSWTC	BBG	-	2,744	-	19,825	$	7.23	03/02/2009
NSWTC	BBG	-	5,254	-	37,822	$	7.20	03/02/2009
PMSTA	BBG		29,733		213,316	$	7.17	17/12/2008
PMSTA	BBG		5,127		37,776	$	7.37	18/12/2008
PMSTA	BBG		44,137		344,189	$	7.80	14/01/2009
PMSTA	BBG	-	15,974	-	129,393	$	8.10	19/01/2009
PMSTA	BBG	-	1,358	-	10,675	$	7.86	19/01/2009
PMSTA	BBG	-	27,630	-	209,670	$	7.59	22/01/2009
PMSTA	BBG	-	20,590	-	155,492	$	7.55	23/01/2009
PMSTA	BBG	-	21,827	-	165,438	$	7.58	23/01/2009
PMSTA	BBG	-	20,430	-	154,330	$	7.55	27/01/2009
PMSTA	BBG	-	58,330	-	436,641	$	7.49	28/01/2009
PMSTA	BBG	-	5,322	-	40,101	$	7.54	29/01/2009
PMSTA	BBG	-	5,322	-	40,234	$	7.56	29/01/2009
PMSTA	BBG	-	31,927	-	239,392	$	7.50	29/01/2009
PMSTA	BBG	-	19,436	-	144,097	$	7.41	30/01/2009
PMSTA	BBG	-	27,660	-	200,615	$	7.25	02/02/2009
PMSTA	BBG	-	16,009	-	115,667	$	7.23	03/02/2009
PMSTA	BBG	-	30,660	-	220,715	$	7.20	03/02/2009
PCEF	BBG		27,294		195,818	$	7.17	17/12/2008
PCEF	BBG		6,371		46,942	$	7.37	18/12/2008
PCEF	BBG	-	53,449	-	415,726	$	7.78	13/01/2009
PCEF	BBG		39,224		305,877	$	7.80	14/01/2009
PCEF	BBG	-	19,904	-	161,226	$	8.10	19/01/2009
PCEF	BBG	-	1,693	-	13,308	$	7.86	19/01/2009
PCEF	BBG	-	21,058	-	159,799	$	7.59	22/01/2009
PCEF	BBG	-	19,730	-	149,544	$	7.58	23/01/2009
PCEF	BBG	-	18,609	-	140,531	$	7.55	23/01/2009
PCEF	BBG	-	25,308	-	191,179	$	7.55	27/01/2009
PCEF	BBG	-	47,755	-	357,480	$	7.49	28/01/2009
PCEF	BBG	-	4,766	-	35,912	$	7.54	29/01/2009
PCEF	BBG	-	28,596	-	214,416	$	7.50	29/01/2009
PCEF	BBG	-	4,766	-	36,031	$	7.56	29/01/2009
PCEF	BBG	-	19,221	-	142,503	$	7.41	30/01/2009
PCEF	BBG	-	23,326	-	169,181	$	7.25	02/02/2009
PCEF	BBG	-	27,276	-	196,354	$	7.20	03/02/2009
PCEF	BBG	-	14,243	-	102,907	$	7.23	03/02/2009
PIACT	BBG		5,103		36,611	$	7.17	17/12/2008
PIACT	BBG		893		6,580	$	7.37	18/12/2008
PIACT	BBG		7,588		59,173	$	7.80	14/01/2009
PIACT	BBG	-	2,790	-	22,600	$	8.10	19/01/2009
PIACT	BBG	-	237	-	1,863	$	7.86	19/01/2009
PIACT	BBG	-	4,614	-	35,013	$	7.59	22/01/2009
PIACT	BBG	-	3,721	-	28,203	$	7.58	23/01/2009
PIACT	BBG	-	3,509	-	26,499	$	7.55	23/01/2009
PIACT	BBG	-	1,561	-	11,792	$	7.55	27/01/2009
PIACT	BBG	-	11,205	-	83,877	$	7.49	28/01/2009
PIACT	BBG	-	1,000	-	7,535	$	7.54	29/01/2009
PIACT	BBG	-	1,000	-	7,560	$	7.56	29/01/2009
PIACT	BBG	-	6,003	-	45,011	$	7.50	29/01/2009

PIACT	BBG	-	3,476	-	25,771	$	7.41	30/01/2009
PIACT	BBG	-	4,221	-	30,614	$	7.25	02/02/2009
PIACT	BBG	-	2,745	-	19,833	$	7.23	03/02/2009
PIACT	BBG	-	5,256	-	37,837	$	7.20	03/02/2009
PMHOST	BBG		7,812		56,046	$	7.17	17/12/2008
PMHOST	BBG		1,367		10,072	$	7.37	18/12/2008
PMHOST	BBG		11,651		90,857	$	7.80	14/01/2009
PMHOST	BBG	-	4,275	-	34,628	$	8.10	19/01/2009
PMHOST	BBG	-	363	-	2,853	$	7.86	19/01/2009
PMHOST	BBG	-	7,031	-	53,355	$	7.59	22/01/2009
PMHOST	BBG	-	5,372	-	40,568	$	7.55	23/01/2009
PMHOST	BBG	-	5,696	-	43,173	$	7.58	23/01/2009
PMHOST	BBG	-	6,809	-	51,436	$	7.55	27/01/2009
PMHOST	BBG	-	13,954	-	104,455	$	7.49	28/01/2009
PMHOST	BBG	-	1,400	-	10,584	$	7.56	29/01/2009
PMHOST	BBG	-	1,400	-	10,549	$	7.54	29/01/2009
PMHOST	BBG	-	8,397	-	62,962	$	7.50	29/01/2009
PMHOST	BBG	-	5,320	-	39,442	$	7.41	30/01/2009
PMHOST	BBG	-	6,456	-	46,825	$	7.25	02/02/2009
PMHOST	BBG	-	4,201	-	30,353	$	7.23	03/02/2009
PMHOST	BBG	-	8,045	-	57,914	$	7.20	03/02/2009
TEL	BBG		15,340		110,058	$	7.17	17/12/2008
TEL	BBG		24,478		190,887	$	7.80	14/01/2009
TEL	BBG	-	9,993	-	80,947	$	8.10	19/01/2009
TEL	BBG	-	849	-	6,674	$	7.86	19/01/2009
TEL	BBG	-	12,816	-	97,253	$	7.59	22/01/2009
TEL	BBG	-	5,729	-	43,265	$	7.55	23/01/2009
TEL	BBG	-	6,074	-	46,036	$	7.58	23/01/2009
TEL	BBG	-	7,217	-	54,519	$	7.55	27/01/2009
TEL	BBG	-	19,034	-	142,487	$	7.49	28/01/2009
TEL	BBG	-	10,730	-	79,551	$	7.41	30/01/2009
TEL	BBG	-	11,539	-	83,694	$	7.25	02/02/2009
TEL	BBG	-	4,975	-	35,944	$	7.23	03/02/2009
TEL	BBG	-	9,527	-	68,582	$	7.20	03/02/2009
PIHEST	BBG		17,180		123,256	$	7.17	17/12/2008
PIHEST	BBG		3,080		22,693	$	7.37	18/12/2008
PIHEST	BBG		25,847		201,560	$	7.80	14/01/2009
PIHEST	BBG	-	9,634	-	78,037	$	8.10	19/01/2009
PIHEST	BBG	-	819	-	6,438	$	7.86	19/01/2009
PIHEST	BBG	-	4,521	-	34,308	$	7.59	22/01/2009
PIHEST	BBG	-	11,995	-	90,584	$	7.55	23/01/2009
PIHEST	BBG	-	12,718	-	96,396	$	7.58	23/01/2009
PIHEST	BBG	-	1,266	-	9,563	$	7.55	27/01/2009
PIHEST	BBG	-	37,963	-	284,180	$	7.49	28/01/2009
PIHEST	BBG	-	3,606	-	27,261	$	7.56	29/01/2009
PIHEST	BBG	-	3,606	-	27,171	$	7.54	29/01/2009
PIHEST	BBG	-	21,638	-	162,244	$	7.50	29/01/2009
PIHEST	BBG	-	19,088	-	141,517	$	7.41	30/01/2009
PIHEST	BBG	-	15,571	-	112,935	$	7.25	02/02/2009
PIHEST	BBG	-	16,382	-	117,931	$	7.20	03/02/2009
PIHEST	BBG	-	8,554	-	61,804	$	7.23	03/02/2009
X00001	BBG		292		2,228	$	7.63	30/12/2008
X00001	BBG	-	1,424	-	11,760	$	8.26	07/01/2009
X00002	BBG		185		1,412	$	7.63	30/12/2008
X00002	BBG	-	875	-	7,226	$	8.26	07/01/2009
PIAUST	BBG	-	480	-	3,888	$	8.10	19/01/2009

PIAUST	BBG	-	41	-	322	$	7.86	19/01/2009
PIAUST	BBG	-	1,178	-	8,939	$	7.59	22/01/2009
PIAUST	BBG	-	943	-	7,122	$	7.55	23/01/2009
PIAUST	BBG	-	1,000	-	7,579	$	7.58	23/01/2009
PIAUST	BBG	-	2,243	-	16,791	$	7.49	28/01/2009
PIAUST	BBG	-	548	-	4,143	$	7.56	29/01/2009
PIAUST	BBG	-	548	-	4,129	$	7.54	29/01/2009
PIAUST	BBG	-	3,285	-	24,632	$	7.50	29/01/2009
PIAUST	BBG	-	438	-	3,247	$	7.41	30/01/2009
PIAUST	BBG	-	1,095	-	8,110	$	7.41	02/02/2009
PIAUST	BBG	-	844	-	6,076	$	7.20	03/02/2009
PIAUST	BBG	-	441	-	3,186	$	7.23	03/02/2009
PIAUST	BBG		7,597		56,933	$	7.49	15/01/2009
PIAUST	BBG		4,575		34,112	$	7.46	21/01/2009
PIAUST	BBG		3,432		25,038	$	7.30	02/02/2009
PMWSRF	BBG		6,142		44,066	$	7.17	17/12/2008
PMWSRF	BBG	-	8,737	-	70,772	$	8.10	19/01/2009
PMWSRF	BBG	-	742	-	5,833	$	7.86	19/01/2009
PMWSRF	BBG	-	3,822	-	29,003	$	7.59	22/01/2009
PMWSRF	BBG	-	2,470	-	18,654	$	7.55	23/01/2009
PMWSRF	BBG	-	2,618	-	19,842	$	7.58	23/01/2009
PMWSRF	BBG	-	2,719	-	20,540	$	7.55	27/01/2009
PMWSRF	BBG	-	7,537	-	56,421	$	7.49	28/01/2009
PMWSRF	BBG	-	10,796	-	80,952	$	7.50	29/01/2009
PMWSRF	BBG	-	1,799	-	13,600	$	7.56	29/01/2009
PMWSRF	BBG	-	1,799	-	13,555	$	7.54	29/01/2009
PMWSRF	BBG	-	5,298	-	39,279	$	7.41	30/01/2009
PMWSRF	BBG	-	3,695	-	27,365	$	7.41	02/02/2009
PMWSRF	BBG	-	4,083	-	29,392	$	7.20	03/02/2009
PMWSRF	BBG	-	2,132	-	15,404	$	7.23	03/02/2009
PMWSRF	BBG		27,403		205,364	$	7.49	15/01/2009
PMWSRF	BBG		15,425		115,012	$	7.46	21/01/2009
PMWSRF	BBG		16,568		120,872	$	7.30	02/02/2009
T2	BBG		40,466		306,708	$	7.58	23/01/2009
X00003	BBG		151		1,152	$	7.63	30/12/2008
X00003	BBG	-	738	-	6,428	$	8.71	08/01/2009
PIWQLS	BBG	-	8,594	-	67,045	$	7.80	13/01/2009
PIWQLS	BBG	-	6,986	-	54,491	$	7.80	14/01/2009
PIWQLS	BBG	-	93,337	-	731,501	$	7.84	14/01/2009
PIWQLS	BBG	-	43,047	-	330,170	$	7.67	16/01/2009
PISTCF	BBG		6,986		54,491	$	7.80	14/01/2009
X00004	BBG		330		2,518	$	7.63	30/12/2008
X00004	BBG	-	773	-	6,384	$	8.26	07/01/2009
PISMA1	BBG		2,042		15,580	$	7.63	30/12/2008
PMWSC	BBG	-	14,735	-	128,647	$	8.73	06/01/2009
PMWSC	BBG		12,092		90,518	$	7.49	15/01/2009
PMWSC	BBG		20,936		150,678	$	7.20	02/02/2009
PMWSC	BBG		20,515		147,372	$	7.18	04/02/2009
ICSC	BBG	-	15,265	-	133,274	$	8.73	06/01/2009
ICSC	BBG		17,908		134,056	$	7.49	15/01/2009
ICSC	BBG		29,064		209,177	$	7.20	02/02/2009
ICSC	BBG		29,485		211,808	$	7.18	04/02/2009
PMCGSF	BBG	-	4,377	-	33,054	$	7.55	23/01/2009
PMCGSF	BBG	-	4,641	-	35,176	$	7.58	23/01/2009
PMCGSF	BBG	-	12,397	-	93,649	$	7.55	27/01/2009
PMCGSF	BBG	-	13,336	-	99,829	$	7.49	28/01/2009

PMCGSF	BBG	-	3,819	-	28,872	$	7.56	29/01/2009
PMCGSF	BBG	-	3,819	-	28,776	$	7.54	29/01/2009
PMCGSF	BBG	-	22,911	-	171,791	$	7.50	29/01/2009
PMCGSF	BBG	-	19,710	-	146,128	$	7.41	30/01/2009
PMCGSF	BBG	-	1,838	-	13,331	$	7.25	02/02/2009
PMCGSF	BBG	-	2,533	-	18,301	$	7.23	03/02/2009
PMCGSF	BBG	-	4,851	-	34,921	$	7.20	03/02/2009
PMCGSF	BBG	-	18,612	-	134,196	$	7.21	04/02/2009
PMCGSF	BBG	-	29,834	-	213,194	$	7.15	05/02/2009
PIICAP	BBG	-	5,214	-	39,375	$	7.55	23/01/2009
PIICAP	BBG	-	5,529	-	41,907	$	7.58	23/01/2009
PIICAP	BBG	-	5,759	-	43,505	$	7.55	27/01/2009
PIICAP	BBG	-	6,112	-	45,753	$	7.49	28/01/2009
PIICAP	BBG	-	1,759	-	13,298	$	7.56	29/01/2009
PIICAP	BBG	-	1,759	-	13,254	$	7.54	29/01/2009
PIICAP	BBG	-	10,550	-	79,106	$	7.50	29/01/2009
PIICAP	BBG	-	8,887	-	65,887	$	7.41	30/01/2009
PIICAP	BBG	-	753	-	5,461	$	7.25	02/02/2009
PIICAP	BBG	-	1,159	-	8,374	$	7.23	03/02/2009
PIICAP	BBG	-	2,221	-	15,988	$	7.20	03/02/2009
PIICAP	BBG	-	8,577	-	61,842	$	7.21	04/02/2009
PIICAP	BBG	-	13,637	-	97,450	$	7.15	05/02/2009
PIWGAP	BBG	-	3,738	-	28,332	$	7.58	23/01/2009
PIWGAP	BBG	-	3,526	-	26,628	$	7.55	23/01/2009
PIWGAP	BBG	-	11,412	-	86,209	$	7.55	27/01/2009
PIWGAP	BBG	-	10,772	-	80,636	$	7.49	28/01/2009
PIWGAP	BBG	-	3,257	-	24,542	$	7.54	29/01/2009
PIWGAP	BBG	-	19,541	-	146,522	$	7.50	29/01/2009
PIWGAP	BBG	-	3,257	-	24,623	$	7.56	29/01/2009
PIWGAP	BBG	-	15,793	-	117,088	$	7.41	30/01/2009
PIWGAP	BBG	-	1,703	-	12,352	$	7.25	02/02/2009
PIWGAP	BBG	-	3,986	-	28,694	$	7.20	03/02/2009
PIWGAP	BBG	-	2,082	-	15,042	$	7.23	03/02/2009
PIWGAP	BBG	-	15,858	-	114,339	$	7.21	04/02/2009
PIWGAP	BBG	-	26,054	-	186,182	$	7.15	05/02/2009
PIWSPF	BBG	-	1,765	-	13,329	$	7.55	23/01/2009
PIWSPF	BBG	-	1,872	-	14,189	$	7.58	23/01/2009
PIWSPF	BBG	-	1,816	-	13,718	$	7.55	27/01/2009
PIWSPF	BBG	-	1,985	-	14,859	$	7.49	28/01/2009
PIWSPF	BBG	-	567	-	4,287	$	7.56	29/01/2009
PIWSPF	BBG	-	567	-	4,272	$	7.54	29/01/2009
PIWSPF	BBG	-	3,405	-	25,531	$	7.50	29/01/2009
PIWSPF	BBG	-	2,876	-	21,322	$	7.41	30/01/2009
PIWSPF	BBG	-	456	-	3,307	$	7.25	02/02/2009
PIWSPF	BBG	-	600	-	4,319	$	7.20	03/02/2009
PIWSPF	BBG	-	314	-	2,269	$	7.23	03/02/2009
PIWSPF	BBG	-	2,948	-	21,256	$	7.21	04/02/2009
PIWSPF	BBG	-	4,403	-	31,464	$	7.15	05/02/2009
PIGSFP	BBG	-	38,040	-	287,270	$	7.55	23/01/2009
PIGSFP	BBG	-	40,329	-	305,670	$	7.58	23/01/2009
PIGSFP	BBG	-	53,616	-	405,026	$	7.55	27/01/2009
PIGSFP	BBG	-	54,733	-	409,715	$	7.49	28/01/2009
PIGSFP	BBG	-	15,598	-	117,921	$	7.56	29/01/2009
PIGSFP	BBG	-	15,598	-	117,531	$	7.54	29/01/2009
PIGSFP	BBG	-	93,593	-	701,779	$	7.50	29/01/2009
PIGSFP	BBG	-	82,954	-	615,013	$	7.41	30/01/2009

PIGSFP	BBG	-	8,250	-	59,836	$	7.25	02/02/2009
PIGSFP	BBG	-	10,794	-	77,987	$	7.23	03/02/2009
PIGSFP	BBG	-	20,672	-	148,812	$	7.20	03/02/2009
PIGSFP	BBG	-	79,153	-	570,709	$	7.21	04/02/2009
PIGSFP	BBG	-	125,003	-	893,271	$	7.15	05/02/2009
PIBIAS	BBG		13,500		96,854	$	7.17	17/12/2008
PIBIAS	BBG	-	7,834	-	63,458	$	8.10	19/01/2009
PIBIAS	BBG	-	666	-	5,235	$	7.86	19/01/2009
PIBIAS	BBG	-	6,067	-	45,817	$	7.55	23/01/2009
PIBIAS	BBG	-	6,433	-	48,758	$	7.58	23/01/2009
PIBIAS	BBG	-	12,500	-	94,426	$	7.55	27/01/2009
PIBIAS	BBG	-	12,250	-	91,700	$	7.49	28/01/2009
PIBIAS	BBG	-	1,531	-	11,574	$	7.56	29/01/2009
PIBIAS	BBG	-	1,531	-	11,536	$	7.54	29/01/2009
PIBIAS	BBG	-	9,188	-	68,893	$	7.50	29/01/2009
PIBIAS	BBG	-	15,500	-	114,915	$	7.41	30/01/2009

12 February 2009

BY FAX - ORIGINAL IN POST
(61 7 5589 9800)

Billabong International Ltd.
1 Billabong Place,
Burleigh Heads,
QLD, Australia, 4220

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 11 February 2009. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 209,879,190 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Specialist

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Billabong International Ltd.
ACN/ARSN	

1. Details of substantial holder(1)

Name	The Capital Group Companies, Inc.
ACN/ARSN (if applicable)	n/a

There was a change in the interests of the substantial holder on	11 February 2009
The previous notice was given to the company on	04 September 2008
The previous notice was dated	03 September 2008

The shares reported were owned by accounts under the discretionary investment management of 4 investment management companies (Capital Research and Management Company, Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	17,598,567	8.484%	15,398,568	7.3369%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
04/09/2008 to 11/02/2009	The Capital Group Companies, Inc.	Decreased holdings	Average price of 9.1199	2,199,999 Ordinary Shares	2,199,999

See Annexure A dated 03 September 2008

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 11 February 2009 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: David M. Givner Capacity: Associate Counsel

sign here ________________ date 12 February 2009

Annexure "A"

This is the Annexure of 15 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 11 February 2009.

The Capital Group Companies, Inc.

By: ______________________________

David M. Givner
Associate Counsel

Australia Annexure
Billabong International Ltd.
11 February 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000500	22,177	
	44002000	30,653	
	44038000	20,959	
	44042000	43,619	
	44043200	8,562	
	44078400	1,814	
	44099600	1,431	
	44100000	335	
	44100100	328	
	44100200	340	
	44100400	812	
	44100500	516	
	44106200	4,559	
	44110400	2,119	
	44114000	458	
	44114300	2,672	
	44116100	5,546	
	44117600	2,881	
	44117900	1,119	
	44121000	2,372	
	44123100	859	
	44123200	10,400	
	44123600	3,016	
	44123700	1,261	
	44123800	1,028	
	44123900	1,407	
	44124700	1,106	
	44126400	606	
	44126700	321	
	44129400	922	
	44130300	6,055	
	44130700	1,890	
	44132000	8,503	
	44132100	1,275	
	44132400	1,575	
	44133800	5,777	
	44134300	2,530	
	44134400	1,334	
	44135000	432	
	44135300	1,440	

Australia Annexure
Billabong International Ltd.
11 February 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	44135400	4,487	
	44135500	1,284	
	44135600	1,312	
	44136100	1,523	
	44137200	4,278	
	44137300	3,840	
	44137400	3,656	
	44137800	1,300	
	44139700	11,695	
	44140000	1,218	
	44142300	1,663	
	44142600	1,483	
	44143300	1,580	
	44143400	399	
	44144400	705	
	44144500	1,239	
	44144900	1,236	
	44145300	3,288	
	44146300	1,836	
	44146400	6,200	
	44146800	1,611	
	44147000	3,304	
	44147200	500	
	44147700	1,394	
	44149900	1,167	
	44150000	839	
	44150600	907	
	44150700	7,717	
	44150800	2,335	
	44151500	2,764	
	44152400	1,007	
	44152600	8,193	
	44153300	5,349	
	44154500	723	
	44155600	3,753	
	44156000	1,298	
	44156400	1,667	
	44156600	680	
	44158800	1,307	
	44159401	27,287	

Australia Annexure
Billabong International Ltd.
11 February 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	44159600	1,306	
	44159700	2,686	
	44167400	748	
	44167600	1,200	
	44168701	3,029	
	44169000	297	
	44172500	4,100	
	44177000	1,189	
	44179400	3,446	
	44180200	941	
	44184000	3,660	
	44185400	1,463	
	44186600	3,476	
	44187500	742	
	44189900	2,780	
	44191600	1,652	
	44195000	1,339	
	44195600	1,030	
	44196100	2,262	
	44210301	1,818	
	44210500	2,176	
	44216401	547	
	44217900	886	
	44218900	756	
	44219700	633	
	44219800	3,951	
	44220900	742	
	44221200	1,310	
	44221800	5,588	
	44222100	1,335	
	44222800	2,411	
	44222900	3,500	
	44223200	3,074	
	44223300	1,721	
	44224400	19,132	
	44224600	1,472	
	44224800	1,225	
	44225200	906	
	44226100	1,807	
	44227800	7,712	

Australia Annexure
Billabong International Ltd.
11 February 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	44228800	1,003	
	44229100	5,887	
	44229500	2,181	
	44229600	1,120	
	44232200	10,156	
	44232300	1,948	
	44233100	2,232	
	44234600	1,531	
	44235000	941	
	44236301	321	
	44237800	2,253	
	44237900	2,488	
	44239300	2,054	
	44240600	12,579	
	44240800	8,427	
	44255500	30,193	
	44255900	12,817	
	44298400	3,992	
	44302000	819	
	44304500	8,753	
	44316900	6,786	
	44321600	8,241	
	44331200	12,283	
	44342000	13,433	
	44343000	15,532	
	44352400	8,404	
	44359100	4,000	
	44359200	32,643	
	44364900	19,085	
	44370400	12,702	
	44372500	8,880	
	44372600	7,757	
	44373600	45,866	
	44652000	4,476	
	44653600	1,411	
	44653901	2,977	
	44654000	1,244	
	44655200	1,572	
	44655300	1,845	
	44655500	1,524	

Australia Annexure
Billabong International Ltd.
11 February 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	44655800	318	
	44655900	318	
	44656000	255	
	44656800	948	
	44657800	1,097	
	44659900	17,573	
	44660000	1,271	
	44660100	785	
	44660400	471	
	44662800	1,719	
	44663600	5,700	
	44664500	986	
	44668600	2,369	
	44669500	2,045	
	44669700	1,205	
	44670100	1,640	
	44670900	2,311	
	44671900	15,926	
	44675301	1,175	
	44675401	937	
	44675601	1,997	
	44675701	4,524	
	44677100	1,318	
	44677200	2,972	
	44677300	1,583	
	44677500	1,374	
	44678200	1,562	
	44678300	1,991	
	44678400	953	
	44678600	1,638	
	44678700	3,170	
	44678900	3,227	
	70250000	6,649	
	70252400	1,073	
	70253200	2,050	
	70253400	1,496	
	70255600	8,063	
	70257900	1,162	
	70259100	341	
	70259200	339	

Australia Annexure
Billabong International Ltd.
11 February 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	70259500	11,219	
	70260000	3,519	
	70262400	789	
	70262900	77,352	
	70263000	70,969	
	70263100	913	
	70263300	2,861	
	70263600	1,761	
	70263800	9,386	
	70264100	1,094	
	70264700	3,126	
	70264800	762	
	70264900	1,294	
	70265000	1,146	
	70265100	1,968	
	70265200	1,654	
	70266000	4,500	
	70266900	1,357	
	70267100	3,911	
	70267200	3,828	
	70267400	657	
	70269000	2,608	
	70269500	1,469	
	70269600	1,484	
	70269700	1,741	
	70271300	5,088	
	70271700	2,534	
	70272800	1,073	
	70273500	1,353	
	70273800	1,065	
	70273900	1,170	
	70274400	1,002	
	70275400	9,661	
	70278600	2,152	
	70279600	1,065	
	70279900	970	
	70280500	2,343	
	70281100	762	
	70282300	1,310	
	70284000	892	

Australia Annexure
Billabong International Ltd.
11 February 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	70284800	1,014	
	70284900	2,219	
	70285700	1,846	
	70285900	1,076	
	70286100	2,608	
	70288200	1,110	
	70288800	1,377	
	70289400	16,152	
	70289900	602	
	70290100	1,461	
	70290500	666	
	70291600	1,222	
	70292600	887	
	70293400	3,110	
	70293500	800	
	70293600	2,182	
	70294700	807	
	70295900	942	
	70296000	1,165	
	70297600	453	
	70297800	1,133	
	70299000	750	
	70299700	4,760	
	70299800	8,863	
	70300200	898	
	70300500	4,740	
	70301400	1,175	
	70302100	648	
	70302200	846	
	70303100	795	
	70303200	526	
	70303400	667	
	70303700	878	
	70304400	3,379	
	70304600	699	
	70304700	1,050	
	70304800	1,696	
	70305800	711	
	70306100	976	
	70306300	2,893	

Australia Annexure
Billabong International Ltd.
11 February 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	70307500	340	
	70307700	340	
	70309000	1,151	
	70310100	13,800	
	70311100	3,265	
	70312200	14,201	
	70313000	3,115	
	70314600	1,143	
	70314700	5,100	
	70315600	1,534	
	70316100	1,500	
	70316200	1,500	
	70316300	1,800	
	70316500	675	
	70317100	762	
	70317500	1,200	
	70317901	2,733	
	70318100	4,840	
	70319500	887	
	70320700	1,724	
	70320800	828	
	70320900	650	
	70321000	1,149	
	70321300	702	
	70321900	800	
	70322000	500	
	70322200	500	
	70322400	862	
	70322900	346	
	70323200	1,278	
	70323300	1,476	
	70323800	3,828	
	70324100	2,000	
	70324200	741	
	70324300	1,053	
	70324400	1,053	
	70324500	1,053	
	70325600	2,016	
	70326400	4,466	
	70326800	1,423	

Australia Annexure
Billabong International Ltd.
11 February 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	70331700	1,360	
	70331900	1,233	
	70332200	1,400	
	70332900	1,151	
	70333000	24,413	
	70333100	2,627	
	70334000	1,404	
	70336300	1,241	
	70337400	968	
	70339500	1,230	
	70339800	1,577	
	70460100	900	
	70460800	913	
	70461000	1,320	
	70461400	395	
	70501300	366	
	70501400	3,820	
	70501500	1,833	
	70501600	1,726	
	70501700	1,825	
	70504000	789	
	70504700	1,442	
	70505400	464	
	70506000	428	
	70508700	1,205	
	70509500	695	
	70509700	1,762	
	70511400	1,949	
	70511800	739	
	70512800	772	
	70513600	583	
	70515000	6,064	
	70515700	2,975	
	70517000	668	
	70518500	634	
	70519500	792	
	70519700	1,975	
	70519800	5,453	
	70520000	544	
	70520101	741	

Australia Annexure
Billabong International Ltd.
11 February 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	70520201	1,153	
	70521600	428	
	70521900	3,524	
	70522000	3,571	
	70522100	227	
	70523700	972	
	70525000	784	
	70600800	1,037	
	70604400	530	
	70605400	452	
	70605500	5,788	
	70606800	725	
	70608100	949	
	70608900	524	
	70681000	851	
	70682300	2,706	
	70682600	2,581	
	70682601	2,873	
	70683300	1,807	
	70683500	1,651	
	70686400	4,376	
	70686700	2,170	
	70687401	4,401	
	70687600	1,997	
	70687601	1,216	
	70687900	4,070	
	70690400	1,063	
	70691500	1,612	
	70691501	942	
	70693500	6,436	
	70693600	10,459	
	70694000	3,032	
	70695200	1,710	
	70695400	3,849	
	70696600	1,344	
	70697000	4,807	
	70697200	2,724	
	70699300	1,534	
	70699500	2,885	
	70699900	679	

Australia Annexure
Billabong International Ltd.
11 February 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	70700000	1,842	
	70700100	2,145	
	70700400	809	
	70700600	1,077	
	70701200	4,129	
	70701800	876	
	70702400	1,757	
	70702600	1,856	
	70702900	1,688	
	70703000	2,559	
	70703100	1,688	
	70703300	3,700	
	70703400	5,550	
	70703900	533	
	70704000	835	
	70704300	1,091	
	70704400	939	
	70704600	3,939	
	70705100	190	
	70705600	1,399	
	70708000	1,400	
	70708200	1,896	
	70708400	1,622	
	70708600	2,841	
	70710100	1,500	
	70710200	812	
	70712100	1,162	
	70712700	5,065	
	70713000	4,940	
	70713200	853	
	70713300	856	
	70713800	10,181	
	70714300	816	
	70715400	4,667	
	70715900	1,670	
	70716200	2,398	
	70717200	15,041	
	70717700	872	
	70718600	2,131	
	70719100	960	

Australia Annexure
Billabong International Ltd.
11 February 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	70719400	729	
	70719700	1,044	
	70719800	1,077	
	70720000	898	
	70720200	2,306	
	70720600	1,071	
	70720900	739	
	70721500	927	
	70721700	856	
	70721800	828	
	70722000	780	
	70722200	1,905	
	70722300	940	
	70722500	2,800	
	70722600	923	
	70722800	1,782	
	70723000	1,554	
	70723100	1,026	
	70723300	1,630	
	70723600	771	
	70723700	713	
	70723900	2,320	
	70724200	975	
	70724700	3,214	
	70724900	2,589	
	70725200	747	
	70725300	827	
	70725400	720	
	70725500	719	
	70725700	903	
	70726000	837	
	70726400	743	
	70726700	1,884	
	70726900	993	
	70727400	1,100	
	70727600	1,345	
	70727700	1,188	
	70727800	1,188	
	70728600	516	
	70729000	670	

Australia Annexure
Billabong International Ltd.
11 February 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	70729500	1,515	
	70730200	764	
	70730400	1,051	
	70731100	1,039	
	70731300	966	
	70732100	1,030	
	70733000	1,153	
	70733100	1,153	
	70734400	12,413	
	70734800	1,579	
	70735100	962	
	70735300	6,058	
	70736000	1,152	
	70736200	951	
	70736300	1,648	
	70737100	963	
	70737400	1,027	
	70737800	5,119	
	70738100	1,096	
	70739800	981	
		1,642,389	
Capital International Limited	43060800	6,977	
	43355500	6,390	
	43401500	8,563	
	43411100	6,325	
	43417500	16,399	
	43417700	36,152	
	43417800	6,617	
	43419300	12,311	
	43420200	10,404	
	43425300	29,365	
	43426200	29,996	
	43426300	40,272	
	43426701	89,998	
	43426800	47,659	
	43426900	33,224	
	43427100	42,438	
	43427200	7,597	

Australia Annexure
Billabong International Ltd.
11 February 2009

CG Investment Management Company	**Account Number**	**Number of Shares**	**% Held**
	43439200	25,194	
	43445200	12,338	
	43450500	7,612	
	43459100	12,040	
	43464700	9,038	
	43506200	6,165	
	43507400	5,882	
	43507500	7,912	
	43551200	7,075	
	43558600	10,085	
	43570200	6,165	
	43570300	5,202	
	43575100	12,147	
	43583100	92,729	
		650,271	
Capital International S.A.	45415100	6,604	
	45426000	36,178	
	45522000	5,537	
	45590400	8,402	
		56,721	
Capital International, Inc.	46056600	5,328	
	46056800	7,220	
	46452300	49,110	
	46456000	13,200	
	46457500	6,301	
	46458500	3,300	
	46600000	21,118	
	46601800	12,658	
	46602000	5,952	
		124,187	
Capital Research and Management Company	11000033	6,950,000	
	11000035	5,595,000	
	11000075	380,000	

Australia Annexure
Billabong International Ltd.
11 February 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
		12,925,000	
GRAND TOTAL		**15,398,568**	**7.34%**

Nominee List

Billabong International Ltd.

11 February 2009

Nominee Name

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

43060800	6,977
43426701	89,998
43551200	7,075
44078400	1,814
44100500	516
44142600	1,483
44196100	2,262
44359100	4,000
44364900	19,085
44372500	8,880
44653600	1,411
44654000	1,244
46056800	7,220
46452300	49,110
70274400	1,002
70297800	1,133
70320900	650
70461000	1,320
70523700	972
70686700	2,170
70700400	809
70737400	1,027
70737800	5,119
70738100	1,096

Total Shares: 216,373

ANZ Nominees Limited (Melbourne)
GPO Box 2842AA
Melbourne, Victoria 3001
Australia

43417800	6,617
46457500	6,301

Total Shares: 12,918

Australia & New Zealand Banking Grp Ltd
35, Elisabeth Street
PO Box 2842AA

Nominee List

Billabong International Ltd.
11 February 2009

Nominee Name

Melbourne VIC 3000

44224800	1,225

Total Shares: 1,225

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

44132100	1,275
44135400	4,487
44298400	3,992
46456000	13,200

Total Shares: 22,954

Brown Bros.
One Mellon Bank Center
Pittsburgh, PA 15258

70297600	453

Total Shares: 453

Cede & Co.
55 Water Street
New York, NY 10006

44144400	705
44233100	2,232

Total Shares: 2,937

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000033	6,950,000
43411100	6,325
43439200	25,194
44000500	22,177
44002000	30,653
44106200	4,559
44110400	2,119
44114000	458
44114300	2,672
44117900	1,119

Nominee List

Billabong International Ltd.
11 February 2009

Nominee Name

44121000	2,372
44123200	10,400
44123600	3,016
44123700	1,261
44123800	1,028
44123900	1,407
44124700	1,106
44132400	1,575
44133800	5,777
44134400	1,334
44135300	1,440
44135600	1,312
44143400	399
44156000	1,298
44167600	1,200
44172500	4,100
44180200	941
44191600	1,652
44220900	742
44221200	1,310
44222100	1,335
44222800	2,411
44255500	30,193
44255900	12,817
44352400	8,404
44359200	32,643
70250000	6,649
70252400	1,073
70253200	2,050
70253400	1,496
70255600	8,063
70257900	1,162
70259100	341
70259200	339
70259500	11,219
70260000	3,519
70262400	789
70263100	913
70263300	2,861
70263600	1,761
70263800	9,386

Nominee List

Billabong International Ltd.
11 February 2009

__Nominee Name__

70264700	3,126
70264800	762
70264900	1,294
70265000	1,146
70265100	1,968
70265200	1,654
70266000	4,500
70266900	1,357
70267100	3,911
70267200	3,828
70267400	657
70278600	2,152
70279600	1,065
70279900	970
70280500	2,343
70281100	762
70282300	1,310
70284000	892
70284800	1,014
70284900	2,219
70285700	1,846
70285900	1,076
70286100	2,608
70288200	1,110
70288800	1,377
70289400	16,152
70292600	887
70299000	750
70299700	4,760
70299800	8,863
70300200	898
70300500	4,740
70317100	762
70317500	1,200
70318100	4,840
70322400	862
70334000	1,404
70336300	1,241
70460100	900
70460800	913
70461400	395

Nominee List

Billabong International Ltd.
11 February 2009

Nominee Name

70501300	366
70501400	3,820
70501700	1,825
70508700	1,205
70509700	1,762
70512800	772
70525000	784
70681000	851
70682300	2,706
70682600	2,581
70682601	2,873
70683300	1,807
70683500	1,651
70686400	4,376
70687401	4,401
70687600	1,997
70687900	4,070
70690400	1,063
70691500	1,612
70693500	6,436
70693600	10,459
70694000	3,032
70695200	1,710
70695400	3,849
70696600	1,344
70697000	4,807
70697200	2,724
70699300	1,534
70700000	1,842
70700100	2,145
70701200	4,129
70701800	876
70702400	1,757
70702600	1,856
70702900	1,688
70703000	2,559
70703100	1,688
70703300	3,700
70703400	5,550
70703900	533
70704600	3,939
70705100	190

Nominee List

Billabong International Ltd.
11 February 2009

Nominee Name

70705600	1,399
70708000	1,400
70708200	1,896
70708400	1,622
70708600	2,841
70710100	1,500
70712100	1,162
70712700	5,065
70713000	4,940
70713200	853
70713300	856
70713800	10,181
70719100	960
70719700	1,044
70719800	1,077
70720000	898
70720200	2,306
70720600	1,071
70720900	739
70721500	927
70721800	828
70722200	1,905
70722500	2,800
70722800	1,782
70723300	1,630
70723600	771
70723700	713
70725700	903
70726000	837
70726400	743
70726700	1,884
70726900	993
70731300	966
70733000	1,153
70734400	12,413
70735100	962

Total Shares: 7,505,773

Chase Manhattan Nominee Ltd.

Nominee List

Billabong International Ltd.
11 February 2009

Nominee Name

Australia

43417700	36,152
44130700	1,890
44135500	1,284
44136100	1,523
44142300	1,663
44143300	1,580
44144500	1,239
44144900	1,236
44146300	1,836
44146400	6,200
44146800	1,611
44147700	1,394
44150000	839
44150600	907
44150700	7,717
44150800	2,335
44152400	1,007
44156400	1,667
44185400	1,463
44187500	742
44210301	1,818
44223200	3,074
44224600	1,472
44229600	1,120
44237800	2,253
44237900	2,488
44239300	2,054
44652000	4,476
44653901	2,977
44659900	17,573
44660000	1,271
44660100	785
44660400	471
44662800	1,719
44663600	5,700
44668600	2,369
44669700	1,205
44675601	1,997

Total Shares: 129,107

Nominee List

Billabong International Ltd.

11 February 2009

Nominee Name

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD

44135000	432
44169000	297
44217900	886
44219700	633
44655200	1,572
44655300	1,845
44655500	1,524
44655800	318
44655900	318
44656000	255
44656800	948
44670100	1,640
44675401	937
44678900	3,227
70303200	526

Total Shares: 15,358

Citibank Australia

46056600	5,328

Total Shares: 5,328

Citibank NA
Toronto

46600000	21,118

Total Shares: 21,118

Citicorp Nominees PTY Ltd
Level 26, Mitre 502-30
101 Collins Street
Melbourne, Victoria 3000

43426300	40,272
43507400	5,882
43507500	7,912

Total Shares: 54,066

Nominee List

Billabong International Ltd.

11 February 2009

Nominee Name

Commonwealth Bank of Australia
Level 7, Bank House, 309-315 George St.
Sydney NSW 2000
Australia

44042000	43,619
44304500	8,753

Total Shares: 52,372

Deutsche Bank Mannheim

44140000	1,218

Total Shares: 1,218

Hong Kong Bank Australia
Level 8
1, O'Connell St, GPO Box 5302
Sydney NSW 2001

43401500	8,563

Total Shares: 8,563

J.P. Morgan

44137800	1,300
44154500	723
44156600	680
44222900	3,500
44223300	1,721
44225200	906

Total Shares: 8,830

JP Morgan Chase Bank

44669500	2,045
45590400	8,402
46601800	12,658
70302100	648
70306300	2,893
70307500	340
70307700	340
70309000	1,151

Total Shares: 28,477

Nominee List

Billabong International Ltd.

11 February 2009

Nominee Name

Mellon Bank N.A.
London Branch
London
United Kingdom

44372600	7,757
70302200	846

Total Shares: 8,603

National Australia Custodian Services
5th Floor Sout
271 Collings Street
Melbourne, Victoria 3000

44153300	5,349
44240800	8,427
70269000	2,608

Total Shares: 16,384

National Australian Bank LTD.
271 Collins St.
5th Floor South
Melbourne, Victoria 3000

43417500	16,399
43419300	12,311
43426800	47,659
43427200	7,597
43459100	12,040
43570300	5,202
43575100	12,147
44038000	20,959
44132000	8,503
44134300	2,530
44137200	4,278
44137300	3,840
44137400	3,656
44145300	3,288
44151500	2,764
44158800	1,307
44159600	1,306
44221800	5,588
44227800	7,712
44229100	5,887
44240600	12,579

Nominee List

Billabong International Ltd.
11 February 2009

Nominee Name

44321600	8,241
44331200	12,283
44373600	45,866
44671900	15,926
44678700	3,170
45522000	5,537
46458500	3,300
70273900	1,170
70317901	2,733
70319500	887
70504000	789
70687601	1,216

Total Shares: 298,670

National Nominees
82 Pitt Street
Sydney, NSW 2000
Australia

44152600	8,193
44228800	1,003
44343000	15,532

Total Shares: 24,728

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

43426900	33,224
70262900	77,352
70263000	70,969
70271300	5,088
70275400	9,661
70290500	666
70291600	1,222
70304400	3,379
70304600	699
70304700	1,050
70339500	1,230
70339800	1,577
70699500	2,885
70715400	4,667

Nominee List

Billabong International Ltd.
11 February 2009

Nominee Name

	Total Shares:	213,669

Nortrust Nominees
155 Bishopsgate
London EC2M 3XS
United Kingdom

44139700	11,695

	Total Shares:	11,695

State Street Bank & Trust Co.

44100000	335
44100100	328
44100200	340
44116100	5,546
44117600	2,881
44123100	859
44126400	606
44126700	321
44129400	922
44167400	748
44168701	3,029
44177000	1,189
44179400	3,446
44184000	3,660
44189900	2,780
44195000	1,339
44216401	547
44218900	756
44219800	3,951
44232300	1,948
44657800	1,097
44664500	986
44670900	2,311
44677100	1,318
44677300	1,583
44677500	1,374
70264100	1,094
70269500	1,469
70269600	1,484
70269700	1,741

Nominee List

Billabong International Ltd.
11 February 2009

Nominee Name

70271700	2,534
70272800	1,073
70289900	602
70290100	1,461
70295900	942
70296000	1,165
70301400	1,175
70303100	795
70304800	1,696
70305800	711
70306100	976
70310100	13,800
70311100	3,265
70312200	14,201
70314600	1,143
70314700	5,100
70315600	1,534
70316100	1,500
70316200	1,500
70316300	1,800
70316500	675
70320700	1,724
70320800	828
70321000	1,149
70321300	702
70321900	800
70322000	500
70322200	500
70322900	346
70323200	1,278
70323300	1,476
70323800	3,828
70324100	2,000
70324200	741
70324300	1,053
70324400	1,053
70324500	1,053
70325600	2,016
70326400	4,466
70326800	1,423
70331700	1,360

Nominee List

Billabong International Ltd.
11 February 2009

<u>Nominee Name</u>

70331900	1,233
70332900	1,151
70333000	24,413
70337400	968
70501500	1,833
70501600	1,726
70504700	1,442
70505400	464
70506000	428
70513600	583
70515000	6,064
70515700	2,975
70517000	668
70518500	634
70519500	792
70519700	1,975
70519800	5,453
70520000	544
70520101	741
70600800	1,037
70604400	530
70605400	452
70605500	5,788
70606800	725
70608100	949
70608900	524
70691501	942
70699900	679
70700600	1,077
70704000	835
70704300	1,091
70704400	939
70710200	812
70714300	816
70715900	1,670
70716200	2,398
70717200	15,041
70717700	872
70718600	2,131
70719400	729
70721700	856
70722300	940

Nominee List

Billabong International Ltd.
11 February 2009

Nominee Name

70722600	923
70723000	1,554
70723100	1,026
70723900	2,320
70724700	3,214
70725200	747
70725300	827
70725400	720
70725500	719
70727400	1,100
70727600	1,345
70727700	1,188
70727800	1,188
70728600	516
70729000	670
70729500	1,515
70730200	764
70730400	1,051
70731100	1,039
70732100	1,030
70733100	1,153
70734800	1,579
70737100	963
70739800	981

Total Shares: 259,984

Westpac Banking Corp

43425300	29,365
43426200	29,996
43427100	42,438
44099600	1,431
44100400	812
44159700	2,686
44195600	1,030
44210500	2,176
44224400	19,132
44226100	1,807
44229500	2,181
44234600	1,531
44235000	941

Nominee List

Billabong International Ltd.

11 February 2009

Nominee Name

44236301	321
44678600	1,638
45415100	6,604
70273500	1,353
70273800	1,065
70293400	3,110
70293500	800
70293600	2,182
70294700	807
70303400	667
70303700	878
70313000	3,115
70509500	695
70511400	1,949
70511800	739
70722000	780
70724200	975
70724900	2,589

Total Shares: 165,793

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000035	5,595,000
11000075	380,000
43355500	6,390
43420200	10,404
43445200	12,338
43450500	7,612
43464700	9,038
43506200	6,165
43558600	10,085
43570200	6,165
43583100	92,729
44043200	8,562
44130300	6,055
44147000	3,304
44147200	500
44149900	1,167
44155600	3,753

Nominee List

Billabong International Ltd.

11 February 2009

Nominee Name

44159401	27,287
44186600	3,476
44232200	10,156
44302000	819
44316900	6,786
44342000	13,433
44370400	12,702
44675301	1,175
44675701	4,524
44677200	2,972
44678200	1,562
44678300	1,991
44678400	953
45426000	36,178
46602000	5,952
70332200	1,400
70333100	2,627
70520201	1,153
70521600	428
70521900	3,524
70522000	3,571
70522100	227
70735300	6,058
70736000	1,152
70736200	951
70736300	1,648

Total Shares: 6,311,972

Billabong International Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

DIVIDEND UPDATE

GOLD COAST, 20 February 2009: Billabong International Limited confirms that in relation to the 27.0 cents per share interim dividend announced as part of its half year results earlier today that the 55% unfranked portion of the interim dividend is sourced from the Conduit Foreign Income Account.

MARIA MANNING
COMPANY SECRETARY

Billabong
International
Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

BILLABONG INTERNATIONAL LIMITED RESULTS FOR THE SIX MONTHS TO 31 DECEMBER 2008

GOLD COAST, 20 February 2009: Billabong International Limited today announced it remains on track to deliver full year earnings per share growth in the range of 6% to 10% for the full 2008-09 financial year.

The trading update follows today's release of results for the six months to 31 December 2008, with the Company reporting sales growth of 22.2% to $808.6 million for the period.

As previously foreshadowed, net profit after tax (NPAT) declined 7.1% to $82.4 million and earnings per share (EPS) declined 7.4% to 39.9 cents per share. This result includes a $2.3 million non-cash, pre-tax impairment charge relating to the Company's own retail stores in the United Kingdom and the United States, which represents 1.0 cent in EPS and $2.0 million in NPAT. Excluding the impairment charge, NPAT declined 4.8% to $84.4 million.

Earnings before interest, tax, depreciation and amortisation (EBITDA) remained steady at $147.3 million, while Group EBITDA margins declined from 22.2% to 18.2%, principally reflecting the current challenging trading environment, particularly in the US.

The half year result was built on a strong overall performance in Europe, a steady outcome in Australasia and higher sales growth at lower margins in the Americas as the economic downturn took hold and consumer spending declined. Additionally, the benefits from exchange rate movements, in particular the weaker AUD against the USD and Euro, and sustainable improvements in the Group's effective tax rate also contributed positively to the result.

In Europe, reported sales lifted 24.0% to $177.8 million, while EBITDA margins increased to 20.1% from 19.3% in the prior corresponding period (pcp).

Reported sales in Australasia lifted 6.3% to $245.7 million, with EBITDA margins easing from 30.6% (pcp) to 28.3% reflecting increasing contributions from lower margin territories and negative currency impacts from South Africa.

The Americas had reported sales growth of 33.9% to $385.1 million, a result significantly boosted by acquisitions and favourable currency movements. EBITDA margins softened to 10.6% (from 16.7% pcp) following increased investment in Company owned retail businesses and a reduction in underlying year-on-year sales amid extremely weak economic and consumer conditions.

Billabong International Limited Chief Executive Officer Derek O'Neill said the Group's increased sales reflects the strength of Billabong's brands and enhances the Company's ability to emerge from the global slowdown in a position of strength.

"While the Company has experienced margin erosion in its biggest division, the Americas, the effect is being partially offset by strong appreciation in the USD against the AUD," he said.

"The Group's forward order book, including those of the new business units, coupled with currency benefits and cost controls, gives the Company the confidence it will achieve its guidance in the absence of any further significant deterioration in the global boardsports market."

Directors declared an interim dividend of 27.0 cents per share, franked to 45%, reflecting the increasing internationalisation of the business. The Group's dividend reinvestment plan remains unchanged, with a 2.5% discount.

The previously forecast full year EPS growth rate of 6% to 10% is being retained and is based on the assumption of a new monthly average exchange rate of 67 cents for the AUD/USD and 52 cents for the AUD/Euro for the balance of the financial year and the absence of any further significant deterioration in the global boardsports market.

MARIA MANNING
COMPANY SECRETARY

BILLABONG INTERNATIONAL LIMITED

HALF YEAR 2008-2009 RESULTS OVERVIEW



ABN 17 084 923 946

Presentation by Derek O'Neill
Billabong's Chief Executive Officer

Billabong International Limited grew sales strongly in the six months to 31 December 2008, with the diversity of the Group's brands and its range of products remaining coveted within the boardsports sector and in demand among end consumers. Reported Group sales lifted 22.2% (11.3% in constant currency terms) to $808.6 million, with growth recorded in each of the Americas, Europe and Australasia. Excluding acquisitions, the Group still recorded double-digit reported sales growth.

Earnings before interest, tax, depreciation and amortisation (EBITDA) remained steady at $147.3 million. EBITDA margins contracted to 18.2% (from 22.2% in the prior corresponding period), with strengthening margins in Europe offset primarily by lower margins in the Americas.

As previously foreshadowed in December 2008, net profit after tax (NPAT) declined 7.1% to $82.4 million and earnings per share (EPS) declined 7.4% to 39.9 cents per share. This result includes a $2.3 million non-cash, pre-tax impairment charge relating to the Company's own retail stores in the United Kingdom and the United States, which represents 1.0 cent per share in EPS and $2.0 million in NPAT. Excluding the impairment charge, NPAT declined 4.8% to $84.4 million.

Directors declared an interim dividend of 27.0 cents per share, franked to 45%, reflecting the increasing internationalisation of the business. The Group's dividend reinvestment plan remains unchanged, with a 2.5% discount.

At a wholesale level, there were strong performances in Europe and Australasia, while the US performed below initial expectations reflecting a sustained contraction in general consumer spending and a decision to maintain discipline on price to preserve brand equity. The Company's wholesale business continued to generate EBITDA margins slightly above 20%.

The ongoing slowdown in global economic activity was also felt within Company owned retail operations, particularly in the US. The number of Company owned retail doors lifted to approximately 306 (from 242 at 30 June 2008), with the increase through both organic openings and by acquisition. Company owned retail now contributes 23% of total revenues. However, there was significant EBITDA margin compression within the Company owned retail network, primarily flowing from the very difficult consumer environment in the US in the latter part of the half. The margin compression manifested itself in two ways. Firstly, overhead relating to ongoing retail investment increased in a generally slowing sales environment. Secondly, wherever possible the Company maintained its regular pricing strategy in the face of out-of-season discounting across the wider retail sector. This led to lower than anticipated sales, primarily from November through to the period just prior to Christmas. When the US consumer finally arrived in store in the fourth and fifth weeks of December, the Company owned retail stores had entered their usual promotional period. On this basis, Company owned retail EBITDA margins eased through the combination of slower sales on higher overhead and then, in late December, higher sales at lower prices. This reduced the Group's global Company owned retail EBITDA margins to 14.0%. Despite the current tough retail environment, the Group believes that retail remains a necessary investment to position the business for success in the future.

In response to the current challenging trading environment, the Company continues to address key business fundamentals, including inventory and overhead management, in anticipation of a continuation of current conditions to at least the end of the current financial year. Additionally, the Company is seeing the early signs of an easing in cost pressures within the supply chain, including freight and container prices. Together, these operational efficiencies, coupled with lower tax costs and anticipated currency benefits, are expected to support a significantly improved result in the second half.

MARKET OVERVIEW

Americas

Reported sales in the Americas lifted 33.9% (up 16.3% in constant currency terms) to $385.1 million, with consistently strong growth across both North America and South America. The increase in North America was attributed to the first-time inclusion of sales from acquisitions, as well as gains from the stronger USD against the AUD.

Reported EBITDA of $40.8 million was 15.1% lower (or 29.4% lower in constant currency terms). EBITDA margins were lower at 10.6% (16.7% previously), primarily reflecting ongoing retail investment, lower than expected sales volumes, the impact of higher sales in promotional periods and growing contributions from the South American business. The weaker Canadian dollar versus the USD, coupled with the impact of cross-border shopping in the early part of the first half, also negatively impacted the North American results.

The US, the Group's largest market, experienced a mid single-digit decline in sales in the underlying business, principally in the period beginning in mid September and accelerating through to Christmas. The slower than expected sales activity was evident in Company owned retail in particular and, to a lesser extent, across the wholesale business. The timing of the downturn was amplified by the fact that it included the Thanksgiving and Christmas periods, traditionally the US retail market's most profitable trading seasons of the year. Additionally, appreciation in the USD contributed to subdued international tourism in destinations such as Hawaii, California, Florida and mountain resort locations – markets in which Billabong has its greatest concentration of Company owned retail stores. The broader US retail market responded to the slower trading environment by offering deep out-of-season discounting which further stymied sales for those businesses seeking to hold traditional pricing. The Group's Company owned retail stores did not participate in the aggressive discounting, instead favouring far more conservative promotional offers during traditional promotional periods. This led to weaker than anticipated full price sales. When the US consumer rallied in late December, the timing coincided with the normal promotional period, resulting in a healthy level of sales but at clearance prices. This was a significant contributor to the decline in EBITDA margins in the Americas.

Overall results were generally below expectation within the Company's own retail network, which has undergone significant investment and has grown to 97 doors, of which 12 are located in South America. As previously foreshadowed, the months of November and December were marked by significant existing store sales declines, taking average existing store sales declines in Company owned retail stores to approximately 18% in the first half. The Company has responded to the subdued conditions with a review of all existing leases and a heightened focus on key

business fundamentals, including the management of inventory and overheads to reflect the lower foot traffic. This is expected to lead to a 12% reduction in personnel costs within the Company's own retail stores in the US in the second half. Margins in Company owned retail stores are expected to show the early signs of recovery in the second half, particularly in recently acquired stores where a higher percentage of floorspace will be dedicated to the Group's own brands.

At a wholesale level, core independent boardsports retailers generally outperformed larger mall-based chain retailers. The Company worked closely with independent wholesale accounts and, where required, delayed product deliveries to help them manage through the downturn and set the foundations to rebuild sales momentum. The Company remained disciplined in its pricing and refrained from aggressively discounting current season product to its core retail account base. A tight focus on account management also resulted in the Company electing not to fill some orders. Notwithstanding this approach, sales to core wholesale accounts grew in the half. Among larger mall-based customers, sales to Pacific Sunwear continued to decline and this trend is expected to continue into the second half in response to this customer's aggressive mark-up demands and pricing policies in particular categories. As a result, sales to Pacific Sunwear are expected to be down in excess of 30% across the full year, taking sales to the chain retailer to less than 10% of the Company's North American sales.

The weaker sales trends evident across both wholesale and retail channels in the US in the first half have continued into the early part of the second half. The Company previously anticipated the slower conditions would continue through the first three months of the calendar year, with improvements expected from the month of April. While indent orders remain higher and there appears to have been a slowing in the level of discounting throughout the wider retail market, the trend for repeat business in the latter part of the first half was lower. Consequently, the Company has taken a conservative view of the remainder of the financial year and is balancing the introduction of new operating efficiencies with the preservation of an infrastructure that enables the Company to maintain its market leading position.

Previously mentioned reductions in retail costs and continued focus on overhead management within the broader business is expected to result in direct overhead savings in the vicinity of US$7 million in the second half. Additionally, the elimination of US quota on imported goods from China and continued factory door and freight price decreases are expected to lead to a sharp recovery in EBITDA margins in the second half.

Europe

Reported sales in Europe lifted 24.0% (up 10.5% in constant currency terms) to $177.8 million, driven by strong performances in apparel and accessories.

EBITDA of $35.7 million was 29.0% higher (or 13.8% higher in constant currency terms). EBITDA margins lifted to 20.1% (19.3% previously) in response to ongoing operational synergies, currency-related product purchasing benefits and currency benefits from profit translation. Sales increased in the UK in local currency terms at both a wholesale and Company owned retail level, although the overall result was adversely impacted by the weakening of the British pound against the Euro.

Strong sales were experienced across most markets, with the best performing areas including Germany and Italy which both achieved strong double-digit sales growth. France and Spain, while posting modest growth, were the markets most affected by the general economic slowdown, which has resulted in the closure of some independent retailers in Spain. However, the cold winter resulted in good sales for the stronger retailers and forward orders remain strong, particularly for Element, Nixon and Von Zipper.

There was generally solid trading throughout the Company owned retail network in Europe. Similar to the US, there was a softening in retail sales in the latter part of the half. However, the slowdown was less dramatic and the pre-Christmas recovery more pronounced than that experienced in the US. This was evidenced through positive comparable store sales for Company owned retail stores across the six month period. Cold weather throughout Europe contributed to strong sales of outerwear ranges in mountain and resort locations. Outlet stores also performed well. The Company continued to build its retail presence in areas where appropriate distribution opportunities are limited. This saw the acquisition of the 15-door Two Seasons retail business in the UK. The acquisition lifts total retail doors in Europe to 77 and brings further retail management expertise into the Group.

The Billabong and Element brands continued to grow sales, with Nixon also showing strong growth off a low base. While the retail climate remains uncertain, the boardsports youth market remains dynamic, particularly in the snow and skate segments. Billabong's winter range has performed well, with heavy jackets being the primary choice for the consumer given the cold weather and the heavy snow falls.

While momentum remains positive throughout Europe and the Group's brands are well positioned, the Company is taking the conservative view that repeat business is likely to be lower and therefore a greater focus is being applied to the management of current season inventory. Brand Billabong forward orders, while positive compared to the prior year year, have been impacted by the general economic slowdown. On the other hand Element, Nixon and Von Zipper have strong momentum and are expected to continue to deliver solid growth.

Australasia

Reported sales in Australasia lifted 6.3% (up 4.8% in constant currency terms) to $245.7 million.

EBITDA of $69.6 million was 1.5% lower (or 0.9% lower in constant currency terms). EBITDA margins eased to 28.3% (from 30.6% previously), reflecting increasing contributions from lower margin territories and negative currency impacts from South Africa.

Sales in Australia, the largest sales territory in the region, were marginally lower in a generally slower retail environment. Sales in New Zealand were slightly higher, which was a good result in a difficult economic environment. Japan and new Asian territories continued to perform very well, with sales up more than 20% in local currencies at improving EBITDA margins. South Africa achieved sales growth of more than 10% in local currencies, but its EBITDA margin was negatively impacted by a steep depreciation in the Rand against the USD.

Within Australia, most brands experienced an easing in sales, while Tigerlily had good growth through the combination of strong ranges and synergies from the Group's operational support structure. Across all brands, the majority of the best selling items were those in the mid to higher level price points, illustrating the market's continued appetite to spend on product with the right branding and design.

The number of Company owned retail stores in the Australasian region climbed to 132, reflecting both store acquisitions and organic openings. Most of the store growth occurred offshore, while in Australia there was the opening of the flagship Kirra Surf store on the Gold Coast to showcase the Group's brands in the Company's home market.

The Australasian outlook remains generally positive. Australia performed well in the latter part of the half, particularly in the lead-in to Christmas, and that trend continued through to the end of January. New Asian territories continue to grow strongly off a low base, with investment in new retail doors and the progressive introduction of new brands driving much of the growth. New Zealand is expected to remain relatively subdued, while the very strong growth experienced in Japan is expected to moderate in the second half but remain positive.

Brands and Marketing

The Group continued to invest in brand marketing, primarily through the support of athletes, ambassadors and events around the world. Highlights within the brands in the first half included:

Billabong

The flagship Billabong brand continued to grow globally in terms of sales and general visibility. Among the brand's sponsored athletes, Joel Parkinson claimed the Triple Crown of Surfing in Hawaii and finished fourth in the world title, Wolle Nyvelt was awarded the TransWorld Snowboarder of the Year title, Jamie Anderson won the Ticket to Ride snowboard world title and emerging surfer Paige Hareb earned a place on the 2009 women's World Championship Tour. Billabong's major events continued to attract strong online audiences. At a product level, Billabong's Eco-Supreme Suede boardshorts made from recycled materials hit a major milestone, with the number of used plastic bottles diverted from landfill for use in their manufacture passing three million. At a community level, the SurfAid Schools program supported by Billabong continued to expand both domestically and internationally, while the Billabong Girls international Design for Humanity events lifted their profile and proved highly successful for their relevant charities.

Element

The Element brand recorded strong global sales growth and continued to build on its heritage as a socially and environmentally conscious skate brand. In November 2008 Element launched its Power To The Planet campaign to promote sustainable product lines and inspire individuals to find their voice to make a difference in the world. Element also extended its collaborative initiatives, teaming with tattooist and US television personality Kat Von D on new skateboard graphics and working with artist and Element ambassador Amber B on an exhibition in Paris. Skate demonstrations and store signings by sponsored athletes continued to highlight the popularity of Element's riders, with a skate demonstration in Mexico City by Mike Vallely shut down after a crowd of 100,000 turned out for the event.

BILLABONG.

Nixon
Nixon further penetrated international markets and recorded strong double digit sales growth, while maintaining its position as a product innovator and leader within the watches and accessories categories. The brand also made headlines with the successful US launch of three styles of headphones, which are achieving strong early sell-through and present an exciting growth opportunity. Nixon also introduced the LTD Collection, which features one-of-a-kind watches produced with the artwork of celebrities including Ringo Starr, Jack Black, the Silversun Pickups, Danny Way and Nikki Sixx. A portion of the proceeds from the LTD Collection are contributed to the Grammy Association's MAP Fund and the Tony Hawk Foundation.

Tigerlily
Tigerlily achieved excellent sales growth and built on its strong foundations within Australia with the opening in November 2008 of a new store in the Queensland beachside location of Hastings Street, Noosa. A new accessories range was also introduced towards the close of the period. The accessories division is expected to become an increasingly important part of the Tigerlily offer in the future, complementing the growing offer in the swim and clothing categories. The foundations were also set for the brand's progressive entry into the US market through calendar 2009.

DaKine
The DaKine technical accessories brand registered a strong performance following the completion of the acquisition in October 2008. Product highlights included the delivery of the Stingray snow glove that incorporates new technology to allow greater dexterity and less bulk, the extension of the technical accessories range and the signing of leading athletes in the biking market. DaKine also signed defending X Games Superpipe champion Tanner Hall to its ski team and influential rider JP Walker to its snowboard team, while surf team rider Pancho Sullivan won the 2008 Xcel Pro in Hawaii.

Xcel
Hawaii-based wetsuit brand Xcel achieved very strong sales growth as it extended its reach across international markets and grew its reputation as a developer of innovative and functional product. Key releases in the period included the introduction of environment-conscious wetsuits combing a new bamboo and recycled polyester lining and limestone-based neoprene. At an operational level, Xcel opened its fifth retail store in Hawaii and demonstrated its environmental conscience with the installation of a solar voltaic system to power its headquarters. Among Xcel's sponsored riders, Bede Durbidge finished runner up in the Association of Surfing Professionals world title, Bonga Perkins won the ASP's world longboard title, Nathaniel Curran won the ASP World Qualifying Series to earn a place on the 2009 ASP World Championship Tour and Gabe Kling finished fourth on the WQS to also qualify for the ASP world tour. The brand also celebrated the 25th running of the Xcel Pro at Sunset Beach in Hawaii and launched a partnership with the Cancer Research Centre of Hawaii (CRCH) to promote global skin cancer awareness and raise funds for research.

Sector 9
Sector 9 was acquired at the start of the period and performed ahead of initial expectations. The brand's signature skate longboards lifted their visibility and had excellent sell through in the Australian market, particularly in December, and continued to perform well in the brand's home market of the US. The wider international rollout of the brand has also commenced.

Von Zipper
Eyewear brand Von Zipper recorded a small increase in global sales. Product highlights included the launch of a range of new eyewear focusing on lead fashion trends including aviator and 1970s retro styles, while marketing initiatives continued to infuse the brand's identity with leading bands and youth culture personalities. Von Zipper also finished the year with the signing of leading Australian snowboarder Robbie Walker to its roster of athletes.

Honolua
The Honolua brand continued to lift its profile and grew sales in the face of a marked slowdown in tourism to its home-market of Hawaii. The brand, which celebrates the Hawaii-inspired waterman lifestyle, signed surfer Bonga Perkins to its stable of athletes prior to him being crowned Association of Surfing Professionals World Longboard champion in November 2008. Honolua also continued to build equity into the waterman lifestyle through the promotion and support of disciplines such as stand-up paddle surfing and distance paddle events.

Kustom
Management changes introduced into Kustom early last year have resulted in a renewed product focus and have positioned the brand for future growth. During the period, Kustom strengthened its association with the promotion of youth-inspired high performance surfing, particularly through the launch of the Kustom Airstrike competition to find and reward the world's most progressive aerial surfing manoeuvre. The competition has provided Kustom with a global platform to talk to its target youth surf market.

BILLABONG

Summary and Outlook

The Group continued to grow sales in an extremely challenging global economic environment. The European result was a highlight, with strong sales growth at improved EBITDA margins. Overall, Australasia delivered a steady performance. In the Americas, South America achieved strong growth in both sales and EBITDA, while North America was impacted by the dramatic decline in general economic conditions. While sales in North America grew strongly due to the first-time inclusion of several acquisitions, EBITDA and EBITDA margins contracted due to the impact of the broader macroeconomic environment.

In response to the challenging global trading conditions, particularly in the US, the Company implemented a range of initiatives including more focused inventory and overhead management controls. These actions are expected to contribute to significant EBITDA margin improvement in the Americas in the second half. At a global level, all regions are focused on overhead control. Regions are also buying closer to the forward order book to enhance inventory management, while cost pressures are also easing within the supply chain. Coupled with the savings and efficiencies from these activities, the sustained weakening of the AUD in relation to the USD and Euro is expected to provide significant profit translation benefits in the second half.

Given the dramatic fluctuations in currencies and the continued deterioration in global economic conditions, forecasting is becoming increasingly complex and difficult. That said, the Company remains on target to deliver reported revenue growth in excess of 25% in the 2008-09 full financial year. Assuming no further significant deterioration in the global boardsports market, and in the absence of any further unforeseen exceptional circumstances, the Company is retaining its forecast of 6% to 10% EPS growth for the financial year ending 30 June 2009. This assumes a revised monthly average exchange rate of 67 cents for the AUD/USD and 52 cents for the AUD/Euro for the balance of the financial year.

BILLABONG.

Presentation by Craig White
Billabong's Chief Financial Officer

The following commentary should be read in conjunction with the attached tables.

Table 1: Consolidated Results

- As previously foreshadowed, and excluding a $2.0 million post-tax impairment loss expense, reported net profit after tax (NPAT) of $84.4 million represents a decrease of 4.8% over the prior year. Including this impairment loss expense relating to the Group's impaired retail store assets in the United Kingdom and the United States, reported NPAT decreased 7.1% to $82.4 million. In constant currency terms, NPAT decreased by 13.8% over the prior year excluding the impairment loss expense, or 15.9% including this expense.

  The components of this result include:

  - Reported sales revenue of $808.6 million, excluding third party royalties, represented a 22.2% increase over the prior year. Constant currency sales revenue growth over the prior year was 11.3%.

  - The Group's gross margin at 53.8% is slightly lower than the prior year's 55.2%. The 1.4% gross margin decrease reflects a combination of factors including stronger purchase hedge rates achieved in Australia and Europe offset by higher product sourcing costs, higher levels of promotional activity in the United States in the current extremely challenging trading environment, together with the dilutionary impact of the acquisitions of DaKine and Sector 9 whose gross margins are lower than the Group's gross margin due to their use of third party distributors.

  - Reported Group EBITDA of $147.3 million is in line with the prior year. In constant currency terms EBITDA decreased 8.1% over the prior year.

  - The Group's EBITDA margin of 18.2% is 4.0% lower than that for the prior year of 22.2%, principally reflecting the current challenging trading environment, particularly in the United States.

  - Return on average equity remained strong at 19.6% (2007: 23.2%).

  - Excluding the impairment loss expense, earnings per share was 40.9 cents, a decrease of 5.1% over the prior year, consistent with reported NPAT growth. Including the impairment loss expense, earnings per share was 39.9 cents, a decrease of 7.4% over the prior year.

Table 2: Depreciation, Amortisation, Impairment Loss Expense, Interest Expense and Tax Expense

- Depreciation and amortisation expense increased by 42.2% to $17.6 million principally due to acquisitions, including DaKine, Sector 9, Quiet Flight and Two Seasons (a 15 store retail business in the United Kingdom), combined with organic retail store expansion.

- Impairment loss expense of $2.3 million reflects management's best estimate of the charge required as at 31 December 2008 in relation to the Group's impaired retail store assets in the United Kingdom and the United States.

- Net interest expense increased 81.2% to $17.5 million driven by the capital expenditure requirements for acquisitions and organic retail store expansion, together with increased working capital requirements to support both organic growth as well as acquired businesses.

- The income tax expense for the half year is $27.5 million (2007: $36.6 million), an effective tax rate of 25.0% (2007: 29.3%) reflecting in part the increasing impact of net exempt income from branch operations, in particular GSM (Europe) Pty Ltd, consistent with the Group's changing segment mix.

Table 3: Balance Sheet

- Working capital (including factored receivables) at $497.8 million increased 32.1% compared to revenue growth of 11.3% in constant currency terms, reflecting the combined impact of the acquisitions made by the Group and increased current season inventory levels in the current challenging trading environment. Excluding these acquisitions, working capital is 22.6% higher compared to revenue growth of 11.3% in constant currency terms.

- The doubtful debts provision at $23.2 million is considered to be conservative and should be sufficient to meet the Group's requirements.

- Net debt levels of $653.0 million have increased 115% over the prior year reflecting the above mentioned working capital and capital expenditure investments made by the Group, together with the impact of the weaker AUD against both the USD in particular, but also the Euro, at 31 December 2008 compared to the prior year. Consequently the gearing ratio (net debt/net debt plus equity) of 42.4% is higher than at 31 December 2007 (27.9%).

- Interest cover remains strong at 8.6 times (2007: 11.2 times).

- On 17 July 2008 a new AUD600 million multi-currency syndicated facility was entered into by the Group. This new facility is due for roll-over prior to 1 July 2010 and 1 July 2011. The facility was structured on an unsecured basis with a two year and three year tranche of AUD300 million each. The facility replaced the Group's previous AUD515 million secured facilities and provided additional liquidity to the Group.

- On 21 July 2008 a new AUD100 million unsecured multi-currency overdraft facility was entered into by the Group. This new facility is due for roll-over prior to 17 July 2010. The facility replaced the Group's previous secured facility for the same amount.

- On 16 October 2008 the Group converted the AUD600 million unsecured multi-currency syndicated facility into a USD533.5 million facility to minimise the volatility in the Group's borrowing capacity due to movements in the AUD/USD exchange rate.

- On 22 December 2008 the Group converted the AUD100 million unsecured multi-currency overdraft facility into a USD100 million facility to further minimise the volatility in the Group's borrowing capacity due to movements in the AUD/USD exchange rate.

- The Group's dividend reinvestment plan (DRP) remains unchanged for the interim dividend to be paid on 23 April 2009. For this interim dividend, the DRP will be satisfied through the issue of new shares at up to a discount of 2.5% to the arithmetic average of Billabong International's volume weighted average share price for the 10 trading days commencing on (and including) 25 March 2009, being the second trading day after the dividend record date of 23 March 2009. The DRP will be 50% underwritten. Assuming that the total participation rate is no greater than 50%, the DRP in respect of this interim dividend is expected to reduce EPS growth for the year ending 30 June 2009 by approximately 0.3%. However, on this same assumption, it will provide the Group with an additional A$28.3 million of additional funding liquidity.

  The terms of the DRP may be varied for future dividends beyond the interim dividend for the year ending 30 June 2009.

Table 4: Cash Flow Statement

- Cash inflow from operating activities decreased 48.5% to $45.9 million driven by both lower net cash receipts and higher finance cost payments. Net cash receipts of $78.1 million are 38.5% lower than the prior year period reflecting the current challenging trading environment.

- Cash outflow from investing activities of $182.1 million was in accordance with expectations and includes payments for the acquisition of DaKine, Sector 9 and Two Seasons, together with general investment in owned retail globally.

BILLABONG.

The following tables should be read in conjunction with the presentation by Billabong's Chief Executive Officer and presentation by Billabong's Chief Financial Officer as set out in the Half Year Results Summary.

CONSOLIDATED RESULTS

Table: 1
Consolidated Results

	2008 $m	2007 $m	2008 Change %
Results as Reported (AUD)			
• Sales Revenue	808.6	662.0	22.2
• EBITDA	147.3	147.3	-
• EBITDA Margin	18.2%	22.2%	
• NPAT	82.4	88.7	(7.1)
• Return on Equity	19.6%	23.2%	(3.6)
• Earnings per Share	39.9c	43.1c	(7.4)
Results in Constant Currency (AUD)			
• Sales Revenue* [1]	808.6	726.6	11.3
• EBITDA*	147.3	160.3	(8.1)

* 2007 results have been adjusted assuming local currencies were translated at the same rates as for 2008

[1] Excluding third party royalties.

1

BILLABONG

Table 2:
Depreciation, Amortisation, Impairment Loss Expense, Interest Expense and Tax Expense

	2008 $m	2007 $m	2008 Change %
Depreciation	17.6	12.4	42.2
Amortisation	0.0	0.0	0.0
Impairment Loss Expense	2.3	0.0	n/a
Net Interest Expense	17.5	9.7	81.2
Tax Expense	27.5	36.6	(25.0)

2

Table 3:
Balance Sheet

	2008 $m	2007 $m	2008 Change %
Working Capital in Constant Currency (AUD)			
Receivables (inc factored receivables)	393.8	331.9	
Inventory	324.1	228.2	
Creditors	(220.1)	(183.4)	
	497.8	376.7	32.1
Gearing Levels			
Borrowings (net)	653.0	303.6	115.0
Gearing Ratio (Net Debt/Net Debt + Equity)	42.4%	27.9%	
Interest Cover	8.6 times	11.2 times	

3

BILLABONG.

Table 4:
Cash Flow Statement

	2008 $m	2007 $m	2008 Change %
Net Cash Inflow from Operating Activities	45.9	89.1	(48.5)
Payment for Purchase of Subsidiaries, net of cash acquired	(139.3)	(48.1)	
Net Payments for Plant and Equipment	(39.2)	(26.3)	
Payments for Intangibles	(3.6)	(0.4)	
Net Cash Outflow from Investing Activities	(182.1)	(74.8)	
Proceeds from Issues of Shares	21.4	0.1	
Payments for Treasury Shares held in ESP Trusts	(7.2)	(10.8)	
Net Proceeds from Borrowings	195.4	66.2	
Dividends Paid	(51.0)	(56.0)	
Net Cash Inflow (Outflow) from Financing Activities	158.6	(0.5)	
Net Movement in Cash Held	22.4	13.8	

4

SEGMENT & BRAND RESULTS

Americas Segment

	2008 $m	2007 $m	2008 Change %
Results as Reported (AUD)			
• Sales Revenue	385.1	287.5	33.9
• EBITDA	40.8	48.0	(15.1)
• EBITDA Margin	10.6%	16.7%	
Results in Constant Currency (AUD)			
• Sales Revenue	385.1	331.1	16.3
• EBITDA	40.8	57.8	(29.4)

5

European Segment

	2008 $m	2007 $m	2008 Change %
Results as Reported (AUD)			
• Sales Revenue	177.8	143.4	24.0
• EBITDA	35.7	27.7	29.0
• EBITDA Margin	20.1%	19.3%	
Results in Constant Currency (AUD)			
• Sales Revenue	177.8	161.0	10.5
• EBITDA	35.7	31.4	13.8

6

BILLABONG.

Australasian Segment

	2008 $m	2007 $m	2008 Change %
Results as Reported (AUD)			
• Sales Revenue	245.7	231.0	6.3
• EBITDA	69.6	70.7	(1.5)
• EBITDA Margin	28.3%	30.6%	
Results in Constant Currency (AUD)			
• Sales Revenue	245.7	234.5	4.8
• EBITDA	69.6	70.3	(0.9)

7

Note:

Segment Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) excludes inter-company royalties and sourcing fees and includes an allocation of head office corporate overhead costs (including international advertising and promotion costs). Consistent with prior reporting periods corporate overhead costs have been allocated to each segment based on each segment's sales as a proportion of Group sales.

2008 FX Impacts

- The current policy of hedging purchases, but not profit translation, remains unchanged.
- The short term impact of currency movements on the 2008 half year result (profit translation) is as follows:

1 cent increase in the average monthly rate for the AUD against the

USD = decrease NPAT by 0.6%
EURO = decrease NPAT by 0.7%

8

8

Billabong International Limited

ABN 17 084 923 946

Contents

:: INTERIM FINANCIAL REPORT 31 DECEMBER 2008

This interim financial report does not include all notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2008 and any public announcements made by Billabong International Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Billabong International Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
1 Billabong Place, Burleigh Heads Qld 4220
For queries in relation to reporting please call +61 7 5589 9899 or email secretary@billabong.com.au
Corporate website: www.billabongbiz.com

APPENDIX 4D
Half-yearly Report

Billabong International Limited
ABN 17 084 923 946

Extracts from this report for announcement to the market.

	Half-year		Change	
	2008 **$'000**	2007 $'000	$'000	%
Total revenue from continuing operations	810,962	665,335	145,627	21.9%
Profit from continuing operations after tax attributable to members	82,413	88,698	(6,285)	(7.1%)
Net profit for the period attributable to members	82,413	88,698	(6,285)	(7.1%)
Adjusted net profit for the period attributable to members	82,413	88,698	(6,285)	(7.1%)

Dividends	Amount per Security	Franked amount per security
Interim dividend	27.0 cents	12.15 cents
Previous corresponding period interim dividend	27.0 cents	27.0 cents

Record date for determining entitlements to the dividend is 23 March 2009.

Explanation of Results

Please refer to the Review of Operations within the Directors' Report for an explanation of the results.

Your Directors present their report on the consolidated entity (referred to hereafter as the Group) consisting of Billabong International Limited (the Company) and the entities it controlled at the end of, or during, the half-year ended 31 December 2008.

Directors
The following persons were Directors of Billabong International Limited during the whole of the half-year and up to the date of this report:

E.T. Kunkel
D. O'Neill
A.G. Froggatt
M.A. Jackson
F.A. McDonald
G.S. Merchant
P. Naude
C. Paull

Review of operations
A summary of consolidated revenues and results for the half-year by significant geographical segments is set out below:

Segment	**Segment revenues**		**Segment EBITDA ***	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Australasia	245,661	231,029	69,602	70,673
Americas	385,141	287,538	40,786	48,015
Europe	177,800	143,395	35,716	27,686
Third party royalties	1,235	903	1,235	903
	809,837	662,865	147,339	147,277
Less: Net interest expense			(17,504)	(9,663)
Depreciation and amortisation expense			(17,596)	(12,378)
Impairment loss expense			(2,342)	---
Profit from continuing operations before income tax expense			109,897	125,236
Income tax expense			(27,484)	(36,649)
Profit from continuing operations after income tax expense			82,413	88,587
Loss attributable to minority interest			---	111
Profit attributable to the members of Billabong International Limited			82,413	88,698

* Segment Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) excludes inter-company royalties and sourcing fees and includes an allocation of head office corporate overhead costs (including international advertising and promotion costs).

Comments on the operations and the results of those operations are set out below:

Consolidated Result
Profit after tax for the half-year ended 31 December 2008 was $82.4 million, a decrease of 7.1% in reported terms over the 2007-08 half-year (the prior year). Removing the impact of the impairment loss expense, the profit after tax for the half-year ended 31 December 2008 was $84.4 million, a decrease of 4.8% in reported terms (a decrease of 13.8% in constant currency terms) over the prior year. Reported profit after tax was impacted in particular by the depreciation of the AUD against the USD and the Euro.

Sales revenue of $808.6 million, excluding third party royalties, represented an increase of 22.2% in reported terms (11.3% in constant currency terms) over the prior year. At a segment level, in reported terms, sales revenue in Australasia increased 6.3%, the Americas increased 33.9% and Europe increased 24.0% over the prior year.

Review of operations (continued)

Consolidated gross margins remained strong at 53.8% compared to the prior year's 55.2%, reflecting a combination of various factors including stronger purchase hedge rates achieved in Australia and Europe offset by higher product sourcing costs, higher levels of promotional activity in the United States in the current challenging trading environment, together with the dilutionary impact of the acquisitions of Dakine and Sector 9 whose gross margins are lower due to the extensive use of third party distributors.

In extremely challenging macroeconomic conditions, EBITDA remained flat in reported terms (a decrease of 8.1% in constant currency terms) over the prior year. The Europe segment was a highlight, with EBITDA growth of 29.0%, in reported terms.

The consolidated EBITDA margin of 18.2% decreased by 4.0% compared to that of the prior year of 22.2%, principally due to segment mix with strong EBITDA growth and improving margins in Europe offset by lower margins in the Americas and, to a lesser extent, Australasia.

Australasia
Compared with the prior year in reported terms, sales revenue increased 6.3% to $245.7 million and EBITDA decreased 1.5% to $69.6 million. EBITDA margins were lower at 28.3% compared to 30.6% in the prior year, reflecting the segment's changing regional mix.

In constant currency terms, sales revenue increased 4.8% and EBITDA decreased 0.9%.

Sales revenue growth in local currencies was particularly strong in Japan and Asia, with both territories delivering strong EBITDA growth and expanding EBITDA margins. Sales revenue and EBITDA in Australia was in line with that of the prior year. Trading conditions in New Zealand and South Africa were difficult, with the latter's margins being adversely impacted following a steep depreciation in the Rand against the USD.

Americas
Compared with the prior year in reported terms, sales revenue increased 33.9% to $385.1 million, driven by acquisitions and the stronger USD against the AUD. EBITDA decreased 15.1% to $40.8 million. EBITDA margins were lower at 10.6% compared to 16.7% in the prior year, reflecting the extremely weak trading and macroeconomic conditions in North America. The significant weakening of the CAD against the USD also had an adverse impact on the segment result.

In constant currency terms, sales revenue increased 16.3% and EBITDA decreased 29.4%.

Strong double digit sales revenue and EBITDA growth was achieved in the South Americas.

Europe
Compared with the prior year in reported terms, sales revenue increased 24.0% to $177.8 million and EBITDA increased 29.0% to $35.7 million. EBITDA margins lifted to 20.1%, up from 19.3% in the prior year, driven by a combination of operational synergies and currency related product purchasing benefits. The significant weakening of the GBP against the Euro had an adverse impact on the segment result.

In constant currency terms, sales revenue increased 10.5% and EBITDA increased 13.8%.

Net Interest Expense
Net interest expense growth of 81.2% was driven by the capital expenditure requirements for acquisitions and organic retail store expansion, together with increased working capital requirements to support both organic growth as well as acquired businesses.

Depreciation and Amortisation Expense
Depreciation and amortisation expense growth of 42.2% was principally driven by both acquisitions and retail store expansion.

Impairment Loss Expense
As a result of the impairment review of retail store assets, certain assets have been written down to their recoverable amount, being their value-in-use. For the half year, this resulted in a pre-tax impairment charge in respect of retail stores in the United Kingdom and the United States which amounted to $2.3 million.

Review of operations (continued)

Income Tax Expense
The income tax expense for the half-year ended 31 December 2008 is $27.5 million (2007 - $36.6 million), an effective rate of tax of 25.0% (2007 - 29.3%). The lower effective tax rate reflects in part the increasing impact of net exempt income from branch operations, in particular GSM (Europe) Pty Ltd, consistent with the Group's changing segment mix.

Consolidated Balance Sheet, Cash Flow Items and Capital Expenditure
Working capital (including factored receivables) at $497.8 million represents 29.2% as a percentage of the previous twelve months' sales, being a 3.8% increase compared to the prior year in constant currency terms. Excluding the acquisitions of Dakine, Sector 9, Quiet Flight and Two Seasons, working capital represents 28.5% as a percentage of the previous twelve months' sales, being a 3.1% increase compared to the prior year in constant currency terms. This increase is principally due to increased inventory levels in the current challenging trading environment. The Group is currently employing various strategies to return inventory to more normal levels.

Cash inflow from operating activities of $45.9 million represents a 48.5% decrease over the prior year period driven by both lower net cash receipts, higher finance cost payments offset by lower income tax payments. Net cash receipts of $78.1 million are 38.5% lower than the prior year period, again reflecting the current challenging trading environment.

Cash outflow from investing activities of $182.1 million was in accordance with expectations and includes the acquisitions of Dakine, Sector 9 and Two Seasons (a 15 store retail business in the United Kingdom), together with general investment in owned retail globally.

Net debt increased to $653.0 million, with a gearing ratio (net debt to net debt plus equity) of 42.4% and strong interest cover of 8.6 times.

On 17 July 2008 a new AUD600 million multi-currency syndicated facility was entered into by the Group. This new facility is due for roll-over prior to 1 July 2010 and 1 July 2011. The facility was structured on an unsecured basis with a two year and three year tranche of AUD300 million each. The facility replaced the Group's previous AUD515 million secured facilities and provided additional liquidity to the Group.

On 21 July 2008 a new AUD100 million unsecured multi-currency overdraft facility was entered into by the Group. This new facility is due for roll-over prior to 17 July 2010. The facility replaced the Group's previous secured facility for the same amount.

On 16 October 2008 the Group converted the AUD600 million unsecured multi-currency syndicated facility into a USD533.5 million facility to minimise the volatility in the Group's borrowing capacity due to movements in the AUD/USD exchange rate.

On 22 December 2008 the Group converted the AUD100 million unsecured multi-currency overdraft facility into a USD100 million facility to further minimise the volatility in the Group's borrowing capacity due to movements in the AUD/USD exchange rate.

Auditor's independence declaration
A copy of the auditor's independence declaration as required under Section 307C of the *Corporations Act 2001* is set out on page 7.

Rounding of amounts
The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' report and financial report. Amounts in the Directors' report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman
Gold Coast, 20 February 2009

PricewaterhouseCoopers

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Auditor's independence declaration

As lead auditor for the review of Billabong International Limited for the half-year ended 31 December 2008, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Billabong International Limited and the entities it controlled during the period.

Robert Hubbard
Partner

PricewaterhouseCoopers

Brisbane, 20 February 2009

Consolidated income statement
For the half-year ended 31 December 2008 : :

	Half-year **2008** **$'000**	Half-year 2007 $'000
Revenue from continuing operations	810,962	665,335
Cost of goods sold	(373,481)	(296,521)
Other income	5,083	362
Selling, general and administrative expenses	(259,564)	(193,884)
Other expenses	(52,509)	(37,586)
Finance costs	(20,594)	(12,470)
Profit before income tax	109,897	125,236
Income tax expense	(27,484)	(36,649)
Profit for the half-year	82,413	88,587
Loss attributable to minority interest	---	111
Profit attributable to members of Billabong International Limited	82,413	88,698

Earnings per share for profit attributable to the ordinary equity holders of the Company	**Cents**	Cents
Basic earnings per share	39.9	43.1
Diluted earnings per share	39.6	42.8

The above consolidated income statement should be read in conjunction with the accompanying notes.

	31 December **2008** **$'000**	30 June 2008 $'000	31 December 2007 $'000
ASSETS			
Current assets			
Cash and cash equivalents	168,788	128,477	126,727
Trade and other receivables	393,731	302,680	286,612
Inventories	324,073	209,701	194,006
Current tax receivables	---	8,106	2,374
Other	30,914	18,559	15,275
Total current assets	917,506	667,523	624,994
Non-current assets			
Receivables	10,320	7,677	8,513
Property, plant and equipment	182,304	134,120	123,610
Intangible assets	1,098,139	800,897	700,944
Deferred tax assets	18,563	12,008	21,803
Other	7,610	3,236	1,600
Total non-current assets	1,316,936	957,938	856,470
Total assets	2,234,442	1,625,461	1,481,464
LIABILITIES			
Current liabilities			
Trade and other payables	273,245	193,922	160,652
Borrowings	11,556	11,895	7,034
Current tax liabilities	7,930	---	---
Provisions	9,049	11,285	6,864
Total current liabilities	301,780	217,102	174,550
Non-current liabilities			
Borrowings	810,203	471,411	423,303
Deferred tax liabilities	56,431	55,223	79,809
Provisions and other payables	16,154	10,475	6,484
Deferred payment	161,113	76,147	14,242
Total non-current liabilities	1,043,901	613,256	523,838
Total liabilities	1,345,681	830,358	698,388
Net assets	888,761	795,103	783,076
EQUITY			
Contributed equity	345,889	316,317	316,317
Treasury shares	(27,295)	(24,896)	(24,896)
Option reserve	2,874	6,995	5,842
Other reserves	5,872	(41,441)	(20,640)
Retained profits	561,421	538,128	506,453
Total equity	888,761	795,103	783,076

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

	Notes	Half-year **2008** **$'000**	Half-year 2007 $'000
Total equity at the beginning of the half-year		795,103	759,683
Cash flow hedge reserve movement, net of tax		(3,338)	(111)
Exchange differences on translation of foreign operations		50,651	1,411
Net income recognised directly in equity		47,313	1,300
Profit for the half-year		82,413	88,587
Total recognised income for the half-year		129,726	89,887
Transactions with equity holders in their capacity as equity holders:			
Contributions of equity, net of transaction costs	4	29,572	143
Dividends paid	5	(59,120)	(56,007)
Treasury shares purchased by employee share plan trusts		(7,194)	(10,751)
Option reserve in respect of employee share plan		674	2,042
Acquisition of subsidiary minority interest		---	(1,921)
		(36,068)	(66,494)
Total equity at the end of the half-year		888,761	783,076
Total recognised income and expense for the half-year is attributable to:			
Members of Billabong International Limited		129,726	89,998
Minority interest		---	(111)
		129,726	89,887

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated cash flow statement

For the half-year ended 31 December 2008 : :

	Half-year **2008** **$'000**	Half-year 2007 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of GST)	875,459	677,465
Payments to suppliers and employees (inclusive of GST)	(797,351)	(550,462)
	78,108	127,003
Interest received	1,584	2,466
Other revenue	1,291	1,366
Finance costs	(19,830)	(10,449)
Income taxes paid	(15,254)	(31,315)
Net cash inflow from operating activities	45,899	89,071
Cash flows from investing activities		
Payments for purchase of subsidiaries and businesses, net of cash acquired	(139,253)	(48,137)
Payments for property, plant and equipment	(39,252)	(26,264)
Payments for intangible assets	(3,615)	(430)
Proceeds from sale of property, plant and equipment	---	67
Net cash outflow from investing activities	(182,120)	(74,764)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	21,429	143
Payments for treasury shares held by employee share plan trusts	(7,194)	(10,751)
Proceeds from borrowings	481,652	158,750
Repayment of borrowings	(286,291)	(92,675)
Dividends paid	(50,950)	(56,007)
Net cash inflow/(outflow) from financing activities	158,646	(540)
Net increase in cash and cash equivalents	22,425	13,767
Cash and cash equivalents at the beginning of the half-year	125,852	113,212
Effects of exchange rate changes on cash and cash equivalents	19,480	(252)
Cash and cash equivalents at the end of the half-year	167,757	126,727
(a) Reconciliation to cash at the end of the half-year		
Balance per consolidated balance sheet	168,788	126,727
Bank overdrafts	(1,031)	---
Balance per consolidated cash flow statement	167,757	126,727

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Note 1. Basis of preparation for the half-year report

This general purpose financial report for the interim half-year reporting period ended 31 December 2008 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2008 and any public announcements made by Billabong International Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Note 2. Segment information

Primary reporting format – geographic segments

Half–year 2008	**Australasia $'000**	**Americas $'000**	**Europe $'000**	**Rest of the world $'000**	**Total $'000**
Sales to external customers	245,661	385,141	177,800	---	808,602
Other revenue, including interest revenue	1,076	---	49	1,235	2,360
Total segment revenue	246,737	385,141	177,849	1,235	810,962
Segment result	69,602	40,786	35,716	1,235	147,339
Add/(Less): inter-company royalties and sourcing fees	54,398	(28,153)	(26,245)	---	---
Less: depreciation and amortisation	(5,114)	(7,742)	(4,740)	---	(17,596)
Less: impairment loss *	---	(762)	(1,580)	---	(2,342)
Less: net interest expense	(6,363)	(8,284)	(2,857)	---	(17,504)
Profit/(Loss) before income tax	112,523	(4,155)	294	1,235	109,897

* As a result of the impairment review of retail store assets, certain assets have been written down to their recoverable amount, being their value-in-use. Value-in-use has been assessed by reference to management's best estimate of the risk adjusted future earnings performance of each store over the remaining life of the lease. For the half year, this resulted in a pre-tax impairment charge in respect of retail stores in the United Kingdom and the United States which amounted to $2.3 million. This impairment charge has been included within the other expenses line item on the income statement.

Half–year 2007	**Australasia $'000**	**Americas $'000**	**Europe $'000**	**Rest of the world $'000**	**Total $'000**
Sales to external customers	231,029	287,538	143,395	---	661,962
Other revenue, including interest revenue	1,554	703	213	903	3,373
Total segment revenue	232,583	288,241	143,608	903	665,335
Segment result	70,673	48,015	27,686	903	147,277
Add/(Less): inter-company royalties and sourcing fees	45,807	(27,729)	(18,078)	---	---
Less: depreciation and amortisation	(3,634)	(4,941)	(3,803)	---	(12,378)
Less: net interest expense	(2,508)	(5,201)	(1,954)	---	(9,663)
Profit before income tax	110,338	10,144	3,851	903	125,236

Note 3. Income tax expense

The income tax expense for the half-year ended 31 December 2008 is $27.5 million (2007 - $36.6 million), an effective rate of tax of 25.0% (2007 - 29.3%). The lower effective tax rate reflects in part the increasing impact of net exempt income from branch operations, in particular GSM (Europe) Pty Ltd, consistent with the Group's changing segment mix.

Note 4. Equity securities issued

	Half-year		Half-year	
	2008 Shares	2007 Shares	**2008 $'000**	2007 $'000
Issues of ordinary shares during the half-year				
Exercise of options issued under the Element acquisition agreement	4,846	13,363	39	143
Issued for no consideration:				
Dividend Reinvestment Plan issues	679,669	---	8,143	---
Issued for consideration:				
Dividend Reinvestment Plan issues (underwritten)	1,761,958	---	21,390	---
	2,446,473	13,363	29,572	143
Movements in treasury shares during the half-year				
Acquisition of shares by the employee share plan trusts	(556,865)	(681,523)	(7,194)	(10,751)
Employee share scheme issue	363,852	492,637	4,795	5,563
Net movement	(193,013)	(188,886)	(2,399)	(5,188)

Note 5. Dividends

	Half-year **2008 $'000**	Half-year 2007 $'000
Ordinary shares		
Dividends provided for or paid during the half-year	59,120	56,007
Dividends not recognised at the end of the half-year		
In addition to the above, since the end of the half-year the Directors have recommended the payment of an interim dividend of 27.0 cents per fully paid ordinary share (2007 – 27.0 cents), partially franked to 45% based on tax paid at 30%. The aggregate amount of the proposed interim dividend expected to be paid on 23 April 2009 (2007 - 11 April 2008) out of retained profits at 31 December 2008, but not recognised as a liability at the end of the half-year, is	56,667	56,007

The Dividend Reinvestment Plan (DRP) was approved by the Directors on 21 August 2008. The DRP is optional and offers ordinary shareholders the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value less 2.5%. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. The DRP was underwritten to 50% of the 2008 final dividend by Goldman Sachs JBWere and will also be underwritten to 50% of the 2009 interim dividend by Goldman Sachs JBWere.

Note 6. Business combinations

Current period

Da Kine Hawaii, Inc

(a) Summary of acquisition
On 1 October 2008 Burleigh Point, Ltd and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Da Kine Hawaii, Inc.

The acquired business contributed revenues of $37.7 million and net profit after tax of $3.9 million to the Group for the period from acquisition to 31 December 2008.

Details of the aggregated fair value of the assets and liabilities related to this acquisition are as follows:

	$'000
Purchase consideration:	
Cash paid	94,629
Estimated cash payable	35,585
Estimated deferred payment	38,992
Direct costs relating to the acquisition	1,119
Total purchase consideration	170,325
Fair value of net identifiable assets acquired	90,733
Goodwill	79,592

The goodwill is attributable to the high profitability of the acquired business and synergies expected to arise after the acquisition of the businesses.

(b) Assets and liabilities acquired
The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	---	---
Trade receivables	25,460	25,460
Inventory	18,840	18,273
Plant and Equipment	1,113	1,113
Prepayments	981	981
Deferred tax assets	---	527
Employee entitlements	(128)	(128)
Trade and other payables	(11,227)	(11,227)
Deferred tax liabilities	---	(1,196)
Identifiable intangible assets	---	56,930
Net identifiable assets acquired	35,039	90,733

In regards to the 'Da Kine Hawaii, Inc' acquisition, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates.

The above accounting in regards to the 'Da Kine Hawaii, Inc' acquisition has been determined provisionally due to the timing of the business combination.

Note 6. Business combinations (continued)

Sector 9 Incorporated, Eternity Surf Pty Limited, I.J.J. Pty Limited and Two Seasons Limited

(a) Summary of acquisitions
On 1 July 2008 Burleigh Point, Ltd and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Sector 9 Incorporated.

On 1 September 2008 GSM (Operations) Pty Limited and Pineapple Trademarks Pty Ltd acquired the assets and certain liabilities of Eternity Surf Pty Limited and I.J.J. Pty Limited.

On 1 October 2008 GSM England Retail Limited acquired 100% of the issued shares of Two Seasons Limited.

The acquired businesses and subsidiary contributed revenues of $22.0 million and net profit after tax of $2.0 million to the Group for the period from acquisition to 31 December 2008.

Details of the aggregated fair value of the assets and liabilities related to these acquisitions are as follows:

	$'000
Purchase consideration:	
Cash paid	35,084
Estimated cash payable	---
Estimated deferred payment	9,110
Direct costs relating to the acquisitions	1,333
Total purchase consideration	45,527
Fair value of net identifiable assets acquired	15,200
Goodwill	30,327

The goodwill is attributable to the high profitability of the acquired businesses and subsidiary and synergies expected to arise after the acquisition of the businesses.

(b) Assets and liabilities acquired
The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisitions are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	---	---
Trade receivables	2,432	2,405
Inventory	8,454	7,882
Plant and Equipment	2,539	2,539
Prepayments	794	794
Deferred tax assets	---	391
Employee entitlements	(144)	(144)
Trade and other payables	(7,797)	(7,797)
Deferred tax liabilities	---	(314)
Identifiable intangible assets	---	9,444
Net identifiable assets acquired	6,278	15,200

In regards to the 'Sector 9 Incorporated' and 'Two Seasons Limited' acquisitions, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates.

Note 6. Business combinations (continued)

The above accounting in regards to the 'Two Seasons Limited' acquisition has been determined provisionally due to the timing of the business combination.

If all of the above mentioned acquisitions had occurred on 1 July 2008, consolidated revenue and consolidated net profit after tax for the half-year ended 31 December 2008 would have been $849.6 million and $84.8 million respectively based on best estimates.

Prior period

(a) Summary of acquisitions
On 1 July 2007 GSM Trading (South Africa) Pty Ltd and GSM Manufacturing (South Africa) (Proprietary) Limited acquired the assets and certain liabilities of Billabong South Africa (Proprietary) Limited, Kustom and Palmers Surf (Proprietary) Limited, Country Feeling CC, Element Skateboards South Africa CC and Von Zipper South Africa CC.

On 1 September 2007 Xcel International, Inc and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Xcel Hawaii, Inc., KEM Hawaii Incorporated and MKD Wetsuits, Inc.

On 11 December 2007 GSM (Operations) Pty Ltd and Pineapple Trademarks Pty Ltd acquired the assets and certain liabilities of Tiger Lily Swimwear Pty Ltd.

The acquired businesses contributed revenues of $28.3 million and net profit after tax of $6.5 million to the Group for the period from acquisition to 31 December 2007.

Details of the aggregated fair value of the assets and liabilities related to these acquisitions are as follows:

	$'000
Purchase consideration:	
Cash paid	49,101
Estimated cash payable	4,325
Direct costs relating to the acquisition	914
Total purchase consideration	54,340
Fair value of net identifiable assets acquired	21,186
Goodwill	33,154

The goodwill is attributable to the high profitability of the acquired businesses and synergies expected to arise after the acquisition of the businesses.

(b) Assets and liabilities acquired
The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisitions are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	1,878	1,878
Trade receivables	8,525	8,525
Inventory	4,971	4,971
Plant and Equipment	659	659
Prepayments	420	420
Employee entitlements	(42)	(42)
Trade payables	(2,962)	(2,962)
Identifiable intangible asset	---	7,737
Net identifiable assets acquired	13,449	21,186

Note 6. Business combinations (continued)

In regards to the 'Billabong South Africa (Proprietary) Limited, Kustom and Palmers Surf (Proprietary) Limited, Country Feeling CC, Element Skateboards South Africa CC and Von Zipper South Africa CC' and 'Xcel Hawaii, Inc., KEM Hawaii Incorporated and MKD Wetsuits, Inc' acquisitions, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates.

The 'Tiger Lily Swimwear Pty Ltd' acquisition was disclosed provisionally in the interim financial report for the half-year ended 31 December 2007. The one significant adjustment to the provisional values disclosed in the interim financial report relates to the recognition of the intangible asset relating to the Tigerlily brand name which at acquisition date is considered to have a carrying value of $3.6 million.

If all of the above mentioned acquisitions had occurred on 1 July 2007, consolidated revenue and consolidated net profit after tax for the half-year ended 31 December 2007 would have been $671.3 million and $89.3 million respectively based on best estimates.

Note 7. Net tangible asset backing

	Half-year **2008**	Half-year 2007
Net tangible asset backing per ordinary share	$(1.00)	$0.40

Note 8. Contingencies

Contingent liabilities
There has been no change in the nature of contingent liabilities of the consolidated entity since the last annual reporting date.

Note 9. Events occurring after the balance sheet date

There has not arisen in the interval between the end of the half-year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

Directors' declaration : :

In the Directors' opinion:

(a) the financial statements and notes set out on pages 8 to 17 are in accordance with the *Corporations Act 2001*, including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Billabong International Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Ted Kunkel
Director

Gold Coast, 20 February 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Independent auditor's review report to the members of
Billabong International Limited

Report on the Half-Year Financial Report
We have reviewed the accompanying half-year financial report of Billabong International Limited, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Billabong International Limited Group (the consolidated entity). The consolidated entity comprises both Billabong International Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report
The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Billabong International Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence
In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Billabong International Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

PricewaterhouseCoopers

Robert Hubbard
Partner

Brisbane
20 February 2009

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme BILLABONG INTERNATIONAL LIMITED

ACN/ARSN **084 923 946**

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _20_/_02_/_2009__

The previous notice was given to the company on _06_/_02_/_2009___

The previous notice was dated _05_/_02_/_2009___

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	19,558,433	9.32%	17,133,804	8.16%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **ASST. COMPANY SECRETARY**

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001
ALL 'PIAEA' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Equity Analyst Fund Account Code: PIAEAP GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australian Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Australia Share Fund Account Code: PICSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services Australia Pty Limited Account Code: PICEF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services Australia Pty Limited Account Code: PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIEATF	UBS Nominee Pty Ltd ACF: Perpetual Equity Alpha Fund Account code: PIEATF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIRAF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Resource Fund Account code: PIRAF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code: PIWGAF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Dexia Investor Services Australia Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWQMN	UBS Nominee Pty Ltd ACF: Perpetual QI Market Neutral Fund Account code: PIWQMN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000

PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual QI Long Short Fund Account code: PIWQLS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMISF1 A/C> GPO Box 5430 Sydney NSW 2001
PMISF2	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISF2 A/C> GPO Box 5430 Sydney NSW 2001
PMISFJ	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISFJ A/C> GPO Box 5430 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PMWSCM	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code: PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCM A/C> GPO Box 5430 Sydney NSW 2001
PMWSCS	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Companies (S) Account Code: PIWSCS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCS A/C> GPO Box 5430 Sydney NSW 2001
PMWSRF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSRF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services Australia Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code: PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Dexia Investor Services Australia Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account Account Code: PIAMC RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund Account Code: PIARF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4 Account Code:PICISF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF: NSW Treasury Corporation Account Code: PINSWT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209 Royal Exchange Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury Account Code: PIACT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services Australia Pty Limited ACF: Catholic Superannuation Fund Account Code: PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CDPMUT/8536-28 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF: EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXME6 P.O. Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services Australia Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	Permanent Trustees Australia Ltd ACF: PI United Sector Leaders Property Fund Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF: Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services Australia Pty Limited ACF: SAS Trustee Corporation Account Code: PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 60 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001

PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code: PTPCO RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QITE2	RBC Dexia Investor Services Australia Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

PRESENT RELEVANT INTERESTS

Summary (Perpetual Ltd)

File

BBG (BILLABONG INTERNAT) | Portfolios

Porfolio	Fund	Holdings
ICSC	PM	544,435
NSWTC	PM	477,661
PCEF	PM	2,279,026
TEL	PM	851,157
T2	PCD	62,437
PMCBUS	PM	1,637,329
PMHOST	PM	660,442
PMSTA	PM	2,514,895
CBAISF	PM	587,012
PIACT	PM	431,569
PIHEST	PM	1,455,220
PIEFM6	PM	376,823
PISTCF	PM	41,000
PCAEPR	PC	513,284
PMISF	PM	3,299,908
PMWSC	PM	383,502
PIAUST	PM	109,837
PISINP	PM	467,053
PIWSR1	PM	286,695
PIWSR2	PM	149,720
PISMA1	PM	4,799

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security		Volume		Value		Price	AsAtDate
PIEFM6	BBG	-	7,245	-	50,314	$	6.94	06/02/2009
PIEFM6	BBG	-	7,657	-	53,413	$	6.98	09/02/2009
PIEFM6	BBG	-	4,156	-	29,884	$	7.19	10/02/2009
PIEFM6	BBG	-	3,794	-	27,203	$	7.17	10/02/2009
PIEFM6	BBG	-	391	-	2,775	$	7.10	10/02/2009
PIEFM6	BBG	-	5,967	-	42,582	$	7.14	11/02/2009
PIEFM6	BBG	-	12,922	-	95,032	$	7.35	12/02/2009
PIEFM6	BBG	-	15,199	-	112,792	$	7.42	13/02/2009
PIEFM6	BBG	-	12,743	-	92,526	$	7.26	16/02/2009
PIEFM6	BBG	-	14,403	-	100,112	$	6.95	17/02/2009
PIEFM6	BBG	-	3,858	-	25,347	$	6.57	18/02/2009
PIEFM6	BBG	-	2,412	-	16,004	$	6.64	18/02/2009
PIEFM6	BBG	-	5,657	-	36,813	$	6.51	19/02/2009
PIEFM6	BBG	-	11,405	-	74,765	$	6.56	19/02/2009
PIEFM6	BBG	-	3,675	-	24,150	$	6.57	19/02/2009
PIEFM6	BBG	-	55,196	-	349,711	$	6.34	20/02/2009
PMISF	BBG	-	71,448	-	496,185	$	6.94	06/02/2009
PMISF	BBG	-	68,133	-	475,275	$	6.98	09/02/2009
PMISF	BBG	-	35,760	-	256,399	$	7.17	10/02/2009
PMISF	BBG	-	3,689	-	26,178	$	7.10	10/02/2009
PMISF	BBG	-	39,162	-	281,598	$	7.19	10/02/2009
PMISF	BBG	-	53,652	-	382,877	$	7.14	11/02/2009
PMISF	BBG	-	107,769	-	792,566	$	7.35	12/02/2009
PMISF	BBG	-	139,256	-	1,033,419	$	7.42	13/02/2009
PMISF	BBG	-	120,450	-	874,575	$	7.26	16/02/2009
PMISF	BBG	-	125,936	-	875,356	$	6.95	17/02/2009
PMISF	BBG	-	35,268	-	231,711	$	6.57	18/02/2009
PMISF	BBG	-	22,045	-	146,275	$	6.64	18/02/2009
PMISF	BBG	-	54,543	-	354,939	$	6.51	19/02/2009
PMISF	BBG	-	32,240	-	211,865	$	6.57	19/02/2009
PMISF	BBG	-	100,045	-	655,845	$	6.56	19/02/2009
PMISF	BBG	-	485,905	-	3,078,597	$	6.34	20/02/2009
PISINP	BBG	-	10,894	-	75,656	$	6.94	06/02/2009
PISINP	BBG	-	10,962	-	76,468	$	6.98	09/02/2009
PISINP	BBG	-	512	-	3,633	$	7.10	10/02/2009
PISINP	BBG	-	5,436	-	39,088	$	7.19	10/02/2009
PISINP	BBG	-	4,964	-	35,592	$	7.17	10/02/2009
PISINP	BBG	-	7,602	-	54,250	$	7.14	11/02/2009
PISINP	BBG	-	15,275	-	112,337	$	7.35	12/02/2009
PISINP	BBG	-	19,805	-	146,973	$	7.42	13/02/2009
PISINP	BBG	-	16,708	-	121,315	$	7.26	16/02/2009
PISINP	BBG	-	17,756	-	123,418	$	6.95	17/02/2009
PISINP	BBG	-	4,802	-	31,549	$	6.57	18/02/2009
PISINP	BBG	-	3,001	-	19,913	$	6.64	18/02/2009
PISINP	BBG	-	7,833	-	50,973	$	6.51	19/02/2009
PISINP	BBG	-	14,160	-	92,826	$	6.56	19/02/2009
PISINP	BBG	-	4,563	-	29,986	$	6.57	19/02/2009
PISINP	BBG	-	68,840	-	436,156	$	6.34	20/02/2009
CBAISF	BBG	-	13,345	-	92,677	$	6.94	06/02/2009
CBAISF	BBG	-	12,317	-	85,920	$	6.98	09/02/2009

CBAISF	BBG	-	5,482	-	39,306	$	7.17	10/02/2009
CBAISF	BBG	-	566	-	4,016	$	7.10	10/02/2009
CBAISF	BBG	-	6,003	-	43,165	$	7.19	10/02/2009
CBAISF	BBG	-	10,245	-	73,111	$	7.14	11/02/2009
CBAISF	BBG	-	18,940	-	139,290	$	7.35	12/02/2009
CBAISF	BBG	-	25,740	-	191,017	$	7.42	13/02/2009
CBAISF	BBG	-	20,652	-	149,952	$	7.26	16/02/2009
CBAISF	BBG	-	22,592	-	157,032	$	6.95	17/02/2009
CBAISF	BBG	-	3,796	-	25,188	$	6.64	18/02/2009
CBAISF	BBG	-	6,072	-	39,893	$	6.57	18/02/2009
CBAISF	BBG	-	8,212	-	53,440	$	6.51	19/02/2009
CBAISF	BBG	-	17,776	-	116,531	$	6.56	19/02/2009
CBAISF	BBG	-	5,729	-	37,648	$	6.57	19/02/2009
CBAISF	BBG	-	86,362	-	547,172	$	6.34	20/02/2009
PMWSC	BBG		21,228		139,468	$	6.57	18/02/2009
PMWSC	BBG		20,775		128,306	$	6.18	20/02/2009
ICSC	BBG		28,772		189,032	$	6.57	18/02/2009
ICSC	BBG		29,225		180,494	$	6.18	20/02/2009
PMCGSF	BBG	-	15,551	-	107,997	$	6.94	06/02/2009
PMCGSF	BBG	-	7,468	-	52,095	$	6.98	09/02/2009
PMCGSF	BBG	-	7,331	-	51,139	$	6.98	09/02/2009
PMCGSF	BBG	-	244	-	1,752	$	7.18	10/02/2009
PMCGSF	BBG	-	8,243	-	59,272	$	7.19	10/02/2009
PMCGSF	BBG	-	7,528	-	53,976	$	7.17	10/02/2009
PMCGSF	BBG	-	777	-	5,514	$	7.10	10/02/2009
PMCGSF	BBG	-	11,042	-	78,799	$	7.14	11/02/2009
PIICAP	BBG	-	6,965	-	48,370	$	6.94	06/02/2009
PIICAP	BBG	-	3,416	-	23,829	$	6.98	09/02/2009
PIICAP	BBG	-	3,342	-	23,313	$	6.98	09/02/2009
PIICAP	BBG	-	56	-	402	$	7.18	10/02/2009
PIICAP	BBG	-	3,760	-	27,037	$	7.19	10/02/2009
PIICAP	BBG	-	3,433	-	24,615	$	7.17	10/02/2009
PIICAP	BBG	-	354	-	2,512	$	7.10	10/02/2009
PIICAP	BBG	-	4,882	-	34,839	$	7.14	11/02/2009
PIWGAP	BBG	-	11,574	-	80,378	$	6.94	06/02/2009
PIWGAP	BBG	-	5,948	-	41,491	$	6.98	09/02/2009
PIWGAP	BBG	-	6,856	-	47,825	$	6.98	09/02/2009
PIWGAP	BBG	-	6,130	-	43,952	$	7.17	10/02/2009
PIWGAP	BBG	-	632	-	4,485	$	7.10	10/02/2009
PIWGAP	BBG	-	6,713	-	48,271	$	7.19	10/02/2009
PIWGAP	BBG	-	8,603	-	61,394	$	7.14	11/02/2009
PIWSPF	BBG	-	2,197	-	15,258	$	6.94	06/02/2009
PIWSPF	BBG	-	1,070	-	7,464	$	6.98	09/02/2009
PIWSPF	BBG	-	1,112	-	7,757	$	6.98	09/02/2009
PIWSPF	BBG	-	1,102	-	7,901	$	7.17	10/02/2009
PIWSPF	BBG	-	114	-	809	$	7.10	10/02/2009
PIWSPF	BBG	-	1,207	-	8,679	$	7.19	10/02/2009
PIWSPF	BBG	-	1,570	-	11,204	$	7.14	11/02/2009
PIGSFP	BBG	-	66,645	-	462,830	$	6.94	06/02/2009
PIGSFP	BBG	-	31,632	-	220,655	$	6.98	09/02/2009
PIGSFP	BBG	-	30,893	-	215,500	$	6.98	09/02/2009
PIGSFP	BBG	-	956	-	6,864	$	7.18	10/02/2009
PIGSFP	BBG	-	31,807	-	228,056	$	7.17	10/02/2009
PIGSFP	BBG	-	3,281	-	23,283	$	7.10	10/02/2009
PIGSFP	BBG	-	34,835	-	250,485	$	7.19	10/02/2009
PIGSFP	BBG	-	46,437	-	331,388	$	7.14	11/02/2009

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	25 November 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	25 February 2009
No. of securities held prior to change	234,524 Derek O'Neill & Nicole O'Neill <O'Neill Family A/C> 900,951 (Derek O'Neill) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 71,704 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,307,665 TOTAL FULLY PAID ORDINARY SHARES** 629,007 (Derek O'Neill – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **629,007 TOTAL SHARE OPTIONS**
Class	Fully paid ordinary listed shares

Number acquired	80,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$545,760.00
No. of securities held after change	234,524 Derek O'Neill & Nicole O'Neill <O'Neill Family A/C> 980,951 (Derek O'Neill) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 71,704 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,387,665 TOTAL FULLY PAID ORDINARY SHARES** 629,007 (Derek O'Neill – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **629,007 TOTAL SHARE OPTIONS**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	